Exhibit 99.3

Brookfield Asset Management Ltd.
Formal Valuation of Class A Shares of Brookfield Asset Management Ltd. and Common Shares of Brookfield Asset Management ULC and Fairness Opinion of the Arrangement
Privileged & Confidential

KPMG LLP October 31, 2024

© 2024 KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Table of Contents:

1.0	Introduction	2

2.0	Terms of KPMG Engagement	3

3.0	Independence and Credentials	3

4.0	Scope of Review	4

5.0	Prior Valuations	5

6.0	Restrictions, Assumptions and Limitations	5

7.0	Arrangement Overview	7

8.0	Company Overview	9

9.0	Economic Overview	12

10.0	Industry Overview	16

11.0	Financial Overview	21

12.0	Valuation Analysis	30

13.0	Valuation Conclusion	50

14.0	Fairness Opinion	50

15.0	Fairness Opinion Conclusion	54

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

Privileged & Confidential

October 31, 2024

Governance, Nominating and Compensation Committee of the Board of Directors of Brookfield Asset Management Ltd.

c/o Brookfield Asset Management Ltd.

Brookfield Place

181 Bay Street Suite 100

Toronto, Ontario

M5J 2T3

Attention:	Ms. Olivia Garfield, Chair

Subject:	Formal Valuation of Class A Shares of Brookfield Asset Management Ltd. and Common Shares of Brookfield Asset Management ULC and Fairness Opinion of the Arrangement

1.0	Introduction

KPMG LLP (“KPMG”) has been requested by the Governance, Nominating and Compensation Committee of the Board of Directors (the “GNC Committee”) of Brookfield Asset Management Ltd. (“BAM LTD”) to provide a formal valuation in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the class A limited voting shares of BAM LTD (the “BAM LTD Class A Shares”) and the common shares of Brookfield Asset Management ULC (“BAM ULC”) (the “BAM ULC Common Shares”) as at a current date which we have taken to be October 31, 2024 (the “Valuation Date”) (the “Formal Valuation”).

We understand the Formal Valuation is required in connection with the intention to exchange 1,194.0 million BAM ULC Common Shares held by Brookfield Corporation (“BN”) and its subsidiaries (the “Shares Received”, or “Subject Shares”) for 1,194.0 million newly issued BAM LTD Class A Shares (the “Shares Given Up”, or the “Consideration”) (the “Arrangement”).

Collectively, the Subject Shares and the Consideration, are referred to herein as the “Exchanged Shares”.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

In addition, KPMG has been requested by the GNC Committee to review the terms of the Arrangement and to provide the GNC Committee with an opinion as to the fairness of the Arrangement, from a financial point of view, to the holders of BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101) (the “Fairness Opinion”).

We understand that the specific terms and conditions of the Arrangement will be provided in a management information circular of BAM LTD (the “Circular”), to be mailed to holders of BAM LTD Class A Shares. We further understand that the Formal Valuation and Fairness Opinion and/or a summary thereof will be included in the Circular and that the Formal Valuation and Fairness Opinion will be provided to and be relied upon by the board of directors of BAM LTD (the “Board”).

All amounts in this letter are in US dollars, unless otherwise stated.

2.0	Terms of KPMG Engagement

KPMG has been engaged by the GNC Committee to provide the Formal Valuation and Fairness Opinion pursuant to a letter dated September 30, 2024, and executed on October 2, 2024 (the “Engagement Agreement”). KPMG is to be paid a fixed fee for rendering the Formal Valuation and Fairness Opinion and will be reimbursed for its reasonable out-of-pocket expenses to complete the Formal Valuation and Fairness Opinion. KPMG is also being indemnified by the GNC Committee in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG’s fees pursuant to the Engagement Arrangement are contingent in whole or in part on the conclusions reached in the Formal Valuation, the outcome of the Fairness Opinion and/or completion of the Arrangement. KPMG understands that the Formal Valuation and Fairness Opinion are among other factors considered by the GNC Committee in assessing the Arrangement.

3.0	Independence and Credentials

KPMG is one of the world’s largest professional services firms, offering a broad range of services. KPMG’s valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, solvency opinions, mergers and acquisitions, corporate income tax purposes, and litigation matters, amongst other things. The Formal Valuation and Fairness Opinion expressed herein are the opinions of KPMG as a firm, and the form and content herein have been approved for release by a committee, each member of which is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture, and valuation matters.

Having regard to the provisions of Section 6.1 of MI 61-101, we confirm that KPMG, including its affiliates and the engagement team (hereafter “KPMG”), is independent. KPMG is not the auditor of BAM LTD, BAM ULC, BN or any of their respective affiliates (collectively, “Brookfield”). KPMG has not advised Brookfield or any other party in connection with the Arrangement. Also, our fees for this engagement are not contingent upon our findings and we do not have any financial interest in the completion of the Arrangement.

In the ordinary course of business, KPMG, including its affiliates, have and continue to perform advisory and tax work for Brookfield. KPMG reviewed its records to determine whether it has entered into engagement agreements with, or has earned fees from Brookfield in the past five years, and provided a disclosure letter to the GNC Committee on September 30, 2024 with respect to its findings. We have determined that KPMG is independent for the purpose of MI 61-101 (and, will continue to be independent throughout the engagement), without any conflict of interest for this engagement and that it has the appropriate qualifications to prepare the Formal Valuation and Fairness Opinion.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

4.0	Scope of Review

In connection with preparing the Formal Valuation and Fairness Opinion, KPMG has reviewed and relied upon (where considered appropriate), or undertaken, among other things, the following:

•	BAM ULC and BAM LTD’s audited consolidated financial statements, management’s discussion and analysis and annual information form as at, and for the periods ended December 31, 2022 and December 31, 2023, and BAM ULC and BAM LTD’s unaudited consolidated financial statements as at and for the six month period ended June 30, 2024;

•	Five-year projections for BAM ULC, prepared by Brookfield management (“Management”) as at September 2024 on a consolidated basis and by business segments that has been communicated to its investors and the general public as part of its 2024 Investor Day Presentation on September 10, 2024;

•	Fee-related earnings (“FRE”) allocation by business segments over the five-year projections for BAM ULC as at September 2024, as provided by Management;

•	Organization charts and steps memo outlining details of share and consideration exchanges related to the Arrangement;

•	Detailed organization chart for BAM LTD, BAM ULC and its subsidiaries and affiliates, as at December 31, 2023 and June 30, 2024;

•	Documents relating to share units issued and outstanding for BAM ULC and BAM LTD, including BAM ULC Common Shares held by BAM LTD and BN, and underlying issuances of options by BAM LTD, as at the Valuation Date;

•	Documents related to related party transactions and balances;

•	Documents related to tracking shares continuity and preferred redeemable non-controlling interest as at June 30, 2024;

•	Summary of BAM ULC’s carry eligible new funds as at June 30, 2024;

•	Various supporting financial detail for positions in equity investments held by BAM ULC as at June 30, 2024;

•	Certain additional internal financial, operational, corporate and other information prepared or provided by Management, including internal operating and financial information of BAM ULC and BAM LTD as at June 30, 2024 and preceding historical periods;

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

•	Materials related to certain equity-based compensation plans of BAM ULC and/or BAM LTD and its subsidiaries;

•	Selected public market trading statistics and relevant financial information of BAM ULC and/or BAM LTD and other public comparable companies;

•	Selected financial statistics and relevant financial information with respect to selected precedent transactions in the alternative asset management industry;

•	Selected relevant reports published by equity research analysts and industry sources regarding BAM ULC and/or BAM LTD and other comparable public companies;

•	General industry and economic information obtained from other sources considered reliable and appropriate in the circumstance;

•	A review of relevant published market data and other public information available to us as related to the industries and economy in which BAM ULC and BAM LTD operates;

•	Independent research concerning the current economic conditions and outlook of the global economy;

•	Economic and financial research and performed such other analyses and investigations as deemed appropriate;

•	A draft of the Arrangement Agreement between BAM LTD and BN dated October 31, 2024 (the “Arrangement Agreement”, outlining the terms of the Arrangement;

•	A draft of the Management Information Circular with respect to the Arrangement; and,

•	Discussions with the GNC Committee, Management, and legal advisors to BAM LTD and the GNC Committee to further our understanding of, amongst other things, the operations, historical results, and future prospects of BAM ULC and BAM LTD.

5.0	Prior Valuations

Each of BAM LTD and BAM ULC has represented to KPMG after due enquiry that there have not been any prior valuations (as defined in MI 61-101) of BAM LTD or BAM ULC or of their respective securities or material assets in the past 24-month period.

6.0	Restrictions, Assumptions and Limitations

The Formal Valuation and Fairness Opinion has been provided for use by the GNC Committee and the board of BAM LTD (the “Board”). As indicated above, the Formal Valuation and Fairness Opinion and/or a summary thereof has also been provided for inclusion in the Circular to be sent to the holders of BAM LTD Class A Shares (the “Shareholders”) in connection with the Arrangement and to the Board, and may not be used by any person or relied upon by any person without the prior express written consent of KPMG. KPMG will assume no responsibility for the losses incurred by BAM LTD, its Shareholders, directors, or any other parties as a result of the circulation, publication, reproduction or use of the Formal Valuation and/or Fairness Opinion contrary to the provisions of this paragraph.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

The Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to BAM LTD. KPMG expresses no opinion with respect to future trading prices of the BAM ULC Common Shares and BAM LTD Class A Shares.

KPMG has relied upon the completeness, accuracy and fair presentation of all the financial and other factual information, data, advice, opinions or representations obtained by it from public sources, obtained by or on behalf of BAM LTD and/or BAM ULC, or otherwise obtained by KPMG, including the representation letter identified below (collectively, the “Information”). The Formal Valuation and Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of this Information. In preparing the Formal Valuation and Fairness Opinion, KPMG has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

BAM LTD has represented to KPMG in a representation letter, among other things, that the Information provided to KPMG in connection with the Formal Valuation and Fairness Opinion was, at the date the Information was provided, complete, true and correct in all material respects and does not omit to state any material fact. Further, BAM LTD has represented that there has been no material change, financial or otherwise, in the financial condition, assets, liabilities, business, operations or prospects of BAM ULC and/or BAM LTD which would reasonably be expected to materially affect the Formal Valuation and Fairness Opinion and that there are not any material contingent liabilities or actions, suits, proceedings or investigations or enquiries pending or threatened against or affecting BAM ULC and/or BAM LTD, which may in any way materially affect the Formal Valuation and Fairness Opinion.

The Formal Valuation and Fairness Opinion are given as of the Valuation Date. KPMG disclaims any undertaking or obligation to advise any person of any changes in any fact or matter affecting the Formal Valuation and Fairness Opinion, which would have been known or expected to be known as of the date hereof, but may come or be brought to KPMG’s attention after such date, or which occurs after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation and Fairness Opinion which would have been known or expected to be known as of the date hereof, but may be brought up to KPMG’s attention after such date, or which occurs after the date hereof, KPMG reserves the right to change, modify, or withdraw the Formal Valuation and Fairness Opinion and disclaims any undertaking or obligation to update the Formal Valuation and Fairness Opinion after such date. Moreover, KPMG reserves the right, but will be under no obligation, to complete any additional analyses that might subsequently be required following the receipt of additional information.

KPMG’s conclusions are rendered, as best as reasonably possible, on the basis of securities markets, economic, financial and general business conditions prevailing as at Valuation Date and the condition and prospects, financial and otherwise, of BAM ULC and/or BAM LTD as they were reflected in the Information and as they have been represented to KPMG through discussions.

In its analyses and in preparing the Formal Valuation and Fairness Opinion, KPMG made various assumptions with respect to industry performance, general business and economic conditions and other matters, which it considered to be reasonable and appropriate in the circumstances, many of which are beyond the control of KPMG and BAM LTD.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

No opinion, counsel, or interpretation is intended in matters that require legal or appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

KPMG believes that the Formal Valuation and Fairness Opinion should be considered as a whole and that selecting portions of KPMG’s analysis could create a misleading view of the methodologies and approaches underlying KPMG’s conclusions. The preparation of a Formal Valuation and a Fairness Opinion is a complex process and not necessarily susceptible to a partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

7.0	Arrangement Overview

Following the receipt of all required approvals, including Shareholder and court approval, and the satisfaction or waiver of the other conditions contained in the Arrangement Agreement, the Arrangement is expected to result in BAM LTD owning, directly and indirectly, approximately 100% of BAM ULC by way of an exchange of shares between BN (and certain of its subsidiaries) and BAM LTD on a tax-deferred basis, as detailed below.

As at the Valuation Date, BN and its subsidiaries own or exercise control or direction over approximately 1,194.0 million BAM ULC Common Shares, representing approximately 73.0% of the issued and outstanding shares. BAM LTD currently owns approximately 436.5 million BAM ULC Common Shares, representing approximately 26.7% of the issued and outstanding shares. The remaining BAM ULC Common Shares, representing about 0.3%, are held in BAM ULC Escrowed Stock Plan companies (“ESP Co’s”).

BAM LTD has approximately 421.0 million Class A Shares issued and outstanding to public shareholders, as at the Valuation Date. Furthermore, BAM LTD has 21,280 Class B common shares (the “BAM LTD Class B Shares”) issued and outstanding, which are held in a trust, the beneficial and voting interests of which are held by current and former senior executives and directors of Brookfield (“BAM Partners Trust”).

As part of the Arrangement, BN and its subsidiaries intend to exchange approximately 1,194.0 million BAM ULC Common Shares (representing their collective 73.0% interest in BAM ULC) for an equal number of newly-issued BAM LTD Class A Shares.

After giving effect to the Arrangement, BAM LTD is expected to own, directly and indirectly, approximately 100% of BAM ULC. BN and its subsidiaries are expected to own or exercise control or direction over approximately 1,194.0 million BAM LTD Class A Shares, representing approximately 73.2% of BAM LTD’s issued and outstanding shares. The ownership interest of the current holders of BAM LTD Class A Share after the Arrangement is expected to represent approximately 26.6% of BAM LTD’s issued and outstanding shares.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

The below illustrates the simplified organizational structure before and after giving effect to the Arrangement:

Key Terms of Share Classes

We understand that the BAM LTD Class A Shares and BAM LTD Class B Shares have the following attributes:

▪	The share conditions for the BAM LTD Class A Shares and BAM LTD Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority, or in the case of matters that require approval by special resolution, at least two-thirds, of the votes cast by the holders of BAM LTD Class A Shares and by the holders of BAM LTD Class B Shares who vote in respect of the resolution, each voting as a separate class. Holders of BAM LTD Class A Shares are entitled, as a class, to elect one-half of the Board and holders of BAM LTD Class B Shares are entitled, as a class, to elect the other one-half of the Board.

▪	The holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board) and the return of capital on the liquidation, dissolution or winding up of BAM LTD or any other distribution of the assets of the BAM LTD among its shareholders for the purpose of winding up its affairs.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

8.0	Company Overview

BAM ULC

Overview

BAM ULC is a leading global alternative asset manager with a proven track record of delivering strong risk-adjusted returns to its clients across market cycles by investing in high-quality assets over a long-term horizon. As at the Valuation Date, BAM ULC manages approximately $1 trillion in assets under management (“AUM”) across sectors such as renewable power & transition, infrastructure, private equity, real estate, and credit. BAM ULC’s earning profile is primarily comprised of management and other fees that are generated on fee-bearing capital (“FBC”) managed on behalf of its underlying funds and entities it manages, and carried interest which is a performance-based fee generated when BAM ULC outperforms a stipulated hurdle rate of return for its underlying funds.

BAM ULC was established in June 2022, with the intention of BN to spin out its asset management business which was completed in December 2022 (the “ULC Spin Off”). The strategic rationale for the ULC Spin Off was primarily to enable public investor access to a pure-play alternative asset management company that is asset light, with strong cash generation and a simple business model .

As part of the ULC Spin Off, BN retained ownership of carried interest generated by funds that were significantly deployed around the time of the ULC Spin Off (“Mature Funds”) while carried interest to be generated by funds deployed thereafter (“New Funds”) is allocated to BAM ULC and BN at 66.67% and 33.33%, respectively. Given the recency of BAM ULC’s establishment, it has limited accrued carried interest, which reflects the nature of the momentum being created with its new funds and limits the portion of performance-based fees expected in BAM ULC’s near-term earnings. It is expected that within three to four years, BAM ULC’s realized carried interest will increase commensurate with fundraising activity for new funds and their underlying fund performance over that period.

BAM ULC’s strategic advantage stems from having stable and predictable funding sources that act as levers for it to scale its platform when opportunities arise. Approximately 87% of BAM ULC’s FBC is backed by perpetual and long-term capital, with a portion placed in closed-end funds with durations of ten to twelve years. Furthermore, BAM ULC manages a sizable amount of capital on behalf of Brookfield publicly-listed affiliates, which provides stability with low redemption risk.

Fundraising Channels

BAM ULC has more than 2,300 clients globally which invest their capital through BAM ULC’s various investment strategies. BAM ULC’s fundraising channels can be categorized as follows:

1)	Institutional – BAM ULC benefits from having large and diverse institutional fundraising capabilities, evidenced by its general partner (“GP”) relationships with thirty-nine of the top fifty largest institutional alternative asset allocators in the world which accounts for approximately 35% of BAM ULC’s annual fundraising over the past five years. BAM ULC’s institutional client base is comprised of sovereign wealth funds, pension plans, endowments, foundations, financial institutions, and family offices.

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2)	Public markets – BAM ULC manages permanent capital for its public affiliates (BN, Brookfield Business Partners L.P. (“BBU”), Brookfield Infrastructure Partners L.P. (“BIP”), and Brookfield Renewables Partners L.P. (“BEP”). This unique structure allows BAM ULC to treat the public market as a perpetual capital limited partner (“LP”) while offering investors access to daily liquidity.

3)	Insurance – Insurance companies require long-term capital management solutions that generate required returns on premiums collected and align with the long-duration liabilities inherent in insurance policies. Due to the regulatory nature of the industry, insurance companies require bespoke solutions tailored to their specific needs. BAM ULC is well-positioned to capitalize on this channel given its relationships in the market and experience with Brookfield Wealth Solutions. As at the Valuation Date, BAM ULC manages approximately $88 billion of capital on behalf of Brookfield Wealth Solutions.

4)	Private wealth – This channel encompasses BAM ULC’s relationships with various wealth management platforms and financial advisors who invest on behalf of high-net-worth individuals. This fundraising channel has been significantly expanded since Brookfield’s 2021 acquisition of an interest in Oaktree Capital Management and is viewed as one of BAM ULC’s high growth fundraising channels in the near to medium term.

Product Offering

BAM ULC offers a diverse range of products with more than 50 unique active alternative investment strategies. Historically, its product range widened and evolved based on its clients’ needs, and BAM ULC engages in evaluating new investment strategies on a continuous basis. The existing product portfolio broadly falls into one of three categories, (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. As at June 30, 2024, approximately 87% of BAM ULC’s FBC was long-term in nature, creating a stable and predictable earnings base.

Principal Strategies

BAM ULC’s products invest across five principal strategies:

1)	Credit and Other ($305 billion AUM / $238 billion FBC) – Provides exposure to credit solutions such as infrastructure debt, real estate debt, asset-based finance, structured solutions, opportunities debt, and other credit products. BAM ULC operates one of the most comprehensive alternative credit platforms globally, which includes a partnership approach represented by its 73% interest in Oaktree Capital Management, L.P (“Oaktree”), one of the premier credit franchises globally with a focus on an opportunistic, value-driven and risk-mitigated investment approaches. In recent years, BAM ULC has also made strategic entries into areas such as music royalties, asset-based lending, and other niche areas through accretive acquisitions (Primary Wave, LCM Partners, Castlelake L.P. etc.) to further broaden its product offering.

2)	Real Estate ($268 billion AUM / $93 billion FBC) – Provides exposure to a diversified real estate portfolio across property sectors. Asset types comprise amongst others housing, hospitality, offices, retail, logistics, and storage. BAM ULC is one of the largest real estate investors with a diversified portfolio in well-established markets.

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3)	Infrastructure ($191 billion AUM / $91 billion FBC) – Provides exposure to infrastructure investments that generate stable, inflation-protected cash flows. Underlying asset types include transportation, utilities, data centers and midstream, amongst others. Brookfield is widely regarded as one of the largest and most diversified owner-operators of infrastructure assets globally.

4)	Renewable Power and Transition ($100 billion AUM / $52 billion FBC) – Provides exposure to renewable energy and energy transition assets. BAM ULC is one of the largest global transition platforms and has a leadership position in the market with regards to renewable power and transition assets, with 40 years of track record. As at the Valuation Date, BAM ULC owns 34 gigawatts (“GW”) of operational renewable capacity and has a development pipeline of 200 GW in key sectors such as hydro, solar, wind, and distributed generation and storage.

5)	Private Equity ($131 billion AUM / $40 billion FBC) – Provides exposure to high-quality businesses that offer essential products and services, making them more resilient throughout market cycles. Asset types comprise amongst others financial infrastructure, industrials, infrastructure services, business services, technology services, and healthcare services. BAM ULC has over 20 years of track record pertaining to private equity investments, with a best-in-class global platform.

BAM LTD

BAM LTD was incorporated on July 4, 2022 as part of the ULC Spin Off to form a separate publicly-listed entity that allows public market investors to directly access a pure-play, leading alternative asset management business.

BAM LTD Class A Shares are dual-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM” and has a market capitalization of $20.5 billion as at September 30, 2024, based on a closing share price of $47.29 and approximately 433.0 million total diluted shares outstanding (as discussed subsequently in this Valuation which reflects the share settlement of outstanding option liabilities at BAM LTD).

BAM LTD is primarily a holding company, with its primary asset being its investment in BAM ULC (approximately 27% interest). Given the underlying earnings profile of BAM ULC, BAM LTD targets to pay out approximately 90% of its distributable earnings to shareholders quarterly and reinvest the balance back into the business. In addition to BAM LTD’s interest in BAM ULC, its operations and financial position comprise of various other related party transactions and balances, such as:

▪	Under a perpetual agreement (the “Asset Management Services Agreement”), BAM LTD provides services to support BAM ULC on a cost-recovery basis, such as investment management, fundraising, investor relations, and other related activities. BAM LTD also incurs additional marginal costs that are not recovered from BAM ULC, which are necessary to support its operations;

▪	BAM LTD holds a nominal investment in the Class A Preferred Shares in a subsidiary of BAM ULC, specifically Brookfield US Holdings Inc. ("BUSHI"), which are redeemable at the option of the holder and the issuer plus accrued and unpaid dividends, and are non-voting; and,

▪	BAM LTD holds options to acquire additional BAM ULC shares, which are meant to track and mirror certain awards issued to employees of BAM ULC such that the options can be exercised concurrently and at the same exercise price as the underlying awards in BAM ULC. Other equity option programs exist within BAM LTD to similarly mirror the dilution impact of options issued at the BAM ULC level, with the exception of a tranche of equity options in which BAM LTD is solely obligated to settle.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

9.0	Economic Overview

BAM ULC, through its various asset strategies and funds, deploys capital globally, with approximately 60% of its AUM concentrated in North America, and the remainder throughout the rest of the world. As a result, macroeconomic factors that impact the global economy, with a specific focus on the U.S., will have an impact on BAM ULC’s operations. Specifically, we note fundraising and capital deployment, are specifically susceptible to macroeconomic factors such as policy interest rates, inflation, and the growth in Gross Domestic Product (“GDP”).

Policy interest rates impact asset managers as they dictate cost of funding and determine liquidity in the market, as well as an ability to deploy capital through various market cycles. Further, asset valuations are correlated to policy interest rates which influences an asset manager’s portfolio performance.

High inflation diminishes the purchasing power of currency, prompting a reevaluation of asset allocation strategies as investors seek to hedge against rising costs. This trend has been particularly evident in recent years, where policymakers have adjusted interest rates to mitigate inflationary pressures. Further, a period of high inflation could result in a sector rotation, as investors shift from growth investments to assets that are hedged against inflation such as infrastructure assets.

A growing GDP typically indicates a healthy economy which boosts investor confidence, increasing inflows to asset managers as investors seek to capitalize on growth opportunities. Further, economic forecasts are commonly used to determine the asset allocation of pension funds and endowments, where an optimistic economic outlook could increase the allocation towards equities and alternative investments.

The following section provides specific commentary on the above-mentioned macroeconomic indicators based on information obtained from the Economic Intelligence Unit (the “EIU”).

Historical Macroeconomic Trends in the U.S.

Given the volatility in macroeconomic factors in recent years, it is important to understand the trends in key variables, and how these are expected to change on a go forward basis due to shifts in economic conditions.

The following graph illustrates the alignment of the historical and projected movements of the U.S. policy interest rate and real GDP growth from 2018 to 2023, and the forecast for the remaining full year 2024 to 2028.

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Source: Economist Intelligence Unit

The historical period covering 2018 to the Valuation Date reflected significant economic shifts in the US economy, which was impacted by market volatility, extraordinary events and central bank policy responses. We highlight that the U.S. policy interest rate and real GDP growth moved in response to global events such as the COVID-19 pandemic (the “Pandemic”), the subsequent recovery and increased deal activity, along with efforts to efforts to manage inflation through interest rate policies. We detail each major cycle below:

▪	After a period of monetary policy tightening aimed at controlling economic growth and inflation, the policy interest rate trended at 1.63% in 2019. Real GDP growth had reached 2.5% by 2019, which was reflective of record unemployment, continuous consumer spending and growing business investment.

▪	The emergence of the Pandemic in 2020 led to rippling effects across the U.S. and global economy. Real GDP contracted by 2.2% due to widespread lockdowns and government mandated protocols, leading to a significant disruption in commercial activity and supply chains. In response, the policy interest rate sharply decreased to 0.13% as part of drastic measures enacted to stimulate economic activity.

▪	Policy interest rates remained at 0.13% in 2021 as part of further monetary easing. The ensuing low cost of borrowing, combined with government stimulus programs and pent-up consumer demands fueled a significant recovery in the economy, boosting real GDP growth to 5.8%. The low interest rate environment also stimulated a sharp increase in capital markets and deal activity, as businesses and corporations took advantage of favorable financing conditions.

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▪	As the U.S. and global economy entered into the later stages of the recovery from the Pandemic in 2022 to 2023, supply chain bottlenecks, rising commodity prices and labour shortages created significant concerns over rapid inflation (which for the most part materialized). To counteract these inflationary pressures, more restrictive monetary policy was enacted, raising the policy interest rate to 4.38% in 2022 and further to.5.38% in 2023. The higher cost of borrowing slightly tempered business investment and consumer spending, as real GDP growth declined to 1.9% in 2022, before increasing to 2.5% as certain sectors (such as technology and leisure and entertainment etc.) sustained moderate to high growth.

▪	Starting in 2024 and beyond, the U.S. economy is expected to stabilize as inflationary pressures ease and monetary policy normalizes. Refer to the following sections where policy interest rates and real GDP growth expectations are discussed in more detail. Similarly, evolving geopolitical tensions are discussed below in more detail which could pose challenges to the economic outlook over the near-term.

We note that the most recent period of elevated interest rates and mounting inflation leading up to the Valuation Date has adversely impacted the alternative asset management industry, due to increased borrowing costs, lower investor appetite for alternative assets and lower market liquidity in general. These trends and their specific impact to the sector are examined in greater detail in the subsequent sections below and in Section 10 – Industry Overview.

Interest Rates and Other Monetary Measures

In 2024, North American economies continued to experience a decrease in inflation from the heights observed in 2022, in large part, due to monetary policy actions of the Federal Reserve (the "Fed") and other central banks where interest rates were raised in recent years to curb inflation.

The percentage change in the Consumer Price Index (“CPI”) for North America year-over-year is forecasted to decrease from 4.1% in 2023 to 2.9% in 2024. In the second half of 2024, the focus of the Fed shifted towards preventing further labour market deterioration as progress in reducing inflation showed signs of stabilization. Consequently, the Fed lowered the target range for the federal funds rate by 50 bps on September 18, 2024, to a range of 4.75% to 5.00%. For the remainder of 2024, the EIU expects up to two more rate cuts of 25 bps, in November and December, respectively. Looking ahead, the EIU projects the policy rate in the U.S. to return to a neutral level, around 3.1%, by the end of 2026. This neutral rate is expected to be higher than past levels, indicating new inherent inflationary pressures due to demographic changes and modifications to global supply chains.

As summarized in the table below, other major economies around the world showed similar trends throughout 2023 and 2024, with inflation and interest rates projected by the EIU to decrease throughout the coming years. For alternative asset managers, these trends are expected to provide tailwinds, as cost of funding reduces, liquidity broadly increases, and asset valuations may benefit from lower discount rates. This activity is expected to spur capital flows, which improves conditions for capital raising and deployment, and is a key driver of FRE.

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Geopolitical Risks

2024 is a year with significant national elections that have either already taken place, such as in India, the EU, France, and the UK, or will occur later in the year, such as in the U.S. Upcoming elections result in uncertainty pertaining to future political policy choices and regulations impacting the outlook for select industries, and consequently oftentimes, delay investor decisions.

The continued conflicts in Ukraine and the Middle East may cause further disruptions to shipping and supply chain. Maritime shipping routes may be heavily impacted, with the implications spilling into energy prices and higher commodity prices as supply chains are disrupted. Furthermore, an escalation of the war may also draw in external powers, potentially increasing tension between the U.S and China and Russia.

For alternative asset managers, the above geopolitical risks are relevant as they influence investor confidence, increase broad based volatility, and may reduce liquidity in the market if risks persist for longer periods of time. Further, the realization of returns on private investments is exposed to risk if operational and financial results of underlying fund investments are negatively impacted by geopolitical events and shifts in political policies.

Economic Growth

As per the EIU, the real GDP is expected to grow by 2.3% in North America by the end of 2024, primarily driven by robust job creation and strong household finances in the first half of 2024. Looking ahead, the EIU forecasts a deceleration of the real GDP growth rate in 2025 to 1.4%, driven by a tightening labour market and weakening consumer spending.

The outlook on real GDP is expected to be relatively muted in Europe, with moderate growth of 1.3% projected for 2024, and forecasted growth being approximately 10 to 20 bps lower in the medium-term compared to forecasts for North America. The lower relative growth of the European region is attributed to lower expectation of exports and investments, despite a return to lower interest rates and inflation. It further reflects the uncertainty regarding the U.S. trade policy under a potential Trump administration, with countries such as Germany being heavily exposed to U.S. tariffs.

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The Asia-Pacific (“APAC”) region, similar to the European region, is exposed to uncertainty around U.S. tariffs under a potential Trump administration. However, APAC is expected to lead global real GDP growth, driven by China’s stimulus measures announced in September 2024, aimed at stabilizing asset prices and breaking a deflationary cycle. The stabilization of asset prices is significant as consumer spending in China is found to be highly linked to personal asset wealth and less to level of wages. India is expected to remain one of the fastest growing economies within the APAC region, driven by public investments and growth in the services sector. Lastly, the growth outlook for South-east Asian countries, that are heavily dependent on trade, remains optimistic.

The Middle East is expected to experience real GDP growth of 3.1% by 2028, however, in 2024 growth is forecasted to be at a relatively lower level of 1.7%, respectively. Medium-term growth is expected to increase as oil output is expected to rise following a gradual easement of oil capacity constraints in 2025 by Organization of the Petroleum Exporting (“OPEC”) countries. Countries in Europe are expected to decrease their energy reliance on Russia as the war in Ukraine persists and will look towards the Middle Eastern countries to supplement their energy needs. Furthermore, private consumption is expected to increase as currencies pegged to the U.S dollar will benefit from the policy interest rate cuts by the Fed. Nonetheless, geopolitical risks are high within the Middle East and may impact real GDP growth.

Based on the observed GDP trends, North America and Europe can be expected to remain key markets for alternative asset managers given their relatively higher stability, economically and geopolitically. Notably, APAC and the Middle East present higher growth potential, albeit with increased geopolitical risks that might dampen investor confidence, especially in the Middle East.

10.0	Industry Overview

Alternative Asset Manager Market Overview

Alternative assets represent asset classes that are outside of conventional investments such as stocks, bonds, and cash. These investments are less liquid in nature and require longer investment durations to realized attractive risk-adjusted returns. Moreover, the illiquidity of these assets typically results in a lower correlation with conventional asset classes and provides diversification opportunities for investors over a long-term horizon. Some notable alternative investments include private equity, hedge funds, venture capital, private debt, real estate, infrastructures, etc.

Alternative asset managers are specialized investment firms that invest in and manage alternative assets on behalf of institutional investors and retail clients. These managers employ various strategies with the goal of generating outsized returns over the investment period. Once capital is deployed, the managers typically earn management fees from LPs which serves as a source of recurring and stable cash flows throughout market cycles. Furthermore, to align the managers’ interests with their LPs and to maximize returns, a performance-based compensation model is often in place that ties the managers’ earnings directly to the funds’ performance. In the following, we discuss the specific trends observed around investment returns, fundraising, AUM growth, and capital deployment opportunities.

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Historical Fundraising and Outlook

From 2018 to 2023, the global private capital market raised funds in the range of $1.0 trillion to $1.5 billion annually, according to Preqin, a leading provider and analyst of information specific to the alternative asset management industry. Fundraising is typically impacted by various factors including but not limited to interest rates, market conditions and volatility, investor sentiment, and geopolitics. Notably, we observed that interest rates have emerged as a key factor over the past several years.

As illustrated in the chart below, the pace of fundraising exhibits a lag in response to the interest rate environment. Specifically, global private capital fundraising decreased by 5.3% in 2020 as economic growth came to a halt due to the COVID-19 pandemic. The sharp reduction in interest rates in 2020 led to a record-breaking $1.5 trillion raised in 2021. However, the unprecedented rise in interest rates started in 2022 to combat inflation resulted in volatility and pullbacks in the stock market and caused many LPs to be overexposed to private markets relative to their target allocation. As a result, annual fundraising observed a 5.2% and 15.8% decline in 2022 and 2023, respectively.

Despite the above headwinds, the expectation of a steady decline in interest rates to normalized levels over the near-term will likely improve liquidity conditions and potentially accelerate fundraising activity. Preqin forecasts global private capital fundraising to grow at a compounded annual growth rate (“CAGR”) of 5.1% from $1.2 trillion in 2023 to $1.5 trillion in 2029.

Source: EIU, Preqin, September 2024

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Historical Alternative Assets AUM Growth and Outlook

As illustrated in the chart below, global alternative assets’ AUM is estimated to grow from $9.8 trillion in 2018 to $18.2 trillion in 2024, at a CAGR of 10.9%. Annual growth rates during this period were in the range of 3.2% to 21.8%. The peak growth rate of 21.8% corresponds to 2021, a year characterized by an unprecedented low interest rate environment and an abundance of liquidity. Conversely, the low growth rate of 3.2% is associated with 2022, which experienced a rapidly rising interest rate environment coupled with significant market volatility, consistent with our observations on fundraising volume and interest rate discussed above.

In comparison, key players in the U.S. alternative asset management industry, comprised of BAM LTD and other comparable companies discussed in the following section, achieved annual FBC growth rate averaging between 12.6% and 35.8% during the same period. We observed the U.S. alternative asset managers outpaced global alternative assets AUM growth by a multiple in the range of 1.1x to 6.4x, or an average of 2.6x. Notably, this trend has intensified in recent years, as evidenced by the increase in the average multiple from 1.7x prior to 2020 to 3.3x post-2020. This trend aligns with our observations that investors increasingly favor the largest fund managers who have demonstrated strong performance across various market cycles, as well as the availability of diverse product offerings in asset classes such as buyout, infrastructure, and private debt.

Looking ahead, Preqin is projecting global alternative asset AUM will grow at a CAGR of 10.0% from 2024 to 2029. If the aforementioned relationship continues to hold true, applying the observed growth multiples of approximately 1.5x to 3.0x to the global alternative asset AUM growth rate would imply a CAGR of 15% to 30% for the large U.S. alternative asset manager over the same period.

Source: Preqin, September 2024

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Alternative Assets Returns and Outlook

Alternative assets have consistently generated attractive returns in the mid-teens in recent years. In North America, private capital achieved an internal rate of return (“IRR”) of 13.7% from 2017 to 2023, according to data from Preqin. Over the same period, private capital in Europe and the APAC regions delivered IRRs of 11.6% and 11.5%, respectively.

The higher returns of alternative assets as compared to stocks and bonds during a period of market volatility have contributed to their increasing popularity among LPs and retail investors. Furthermore, various asset classes within private capital (i.e. private equity, private debt, real estate, infrastructure, venture capital, etc.) demonstrated the ability to generate IRRs in the range of 7.0% to 16.4% over the same historical period. This wide range of risk-adjusted returns provides LPs with additional flexibility and options for diversification. Given attractive historical returns, LPs consider private market funds to be an essential asset class in their portfolios to achieve the targeted required returns. Going forward, Preqin projects an IRR of 12.9% and 12.2% North American and European private capital, respectively, from 2023 to 2029.

In the following sections, we summarized key trends observed for specific private capital asset classes.

Private Equity

Private equity is one of the largest asset strategies and is expected to maintain this position in the near future. In recent years, the performance of private equity investments has been muted due to a challenging macroeconomic environment characterized by high interest rates, cost inflation, and recession concerns. These factors resulted in a decline in exit multiples and greater emphasis on revenue growth and margin expansion. Furthermore, asset managers have opted to hold investments for longer rather than exit in a “buyers’ market” at lower returns, leading to reduced deal activity. However, with anticipated interest rate reductions, private equity deal activity is expected to increase in 2025. According to Preqin, the private equity sector achieved an IRR of 15.5% from 2017 to 2023 and is forecasted to generate a slightly lower IRR of 13.4% from 2023 to 2029.

Renewable Power & Transition

The private market for renewable power and energy transition assets is benefitting from decarbonization goals set by both governments and corporations. To achieve these goals, governments and corporates across the globe are expected to make substantial investments in renewable power over the coming years. In recent years, governments have introduced policies to encourage investments in renewable energy, such as the Inflation Reduction Act enacted by the U.S. government in 2022 and the European Green Deal initiated by the EU in 2020. Additionally, the demand for renewable power assets is being driven by electrification trends, which create a high need for low-cost energy solutions, particularly in sectors like artificial intelligence and data centers.

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Infrastructure

Infrastructure investments are characterized by stable cash flows that are often contracted and inflation-indexed. Future growth is expected to be driven by significant capital requirements for maintenance and modernization of legacy infrastructure in the U.S. and in Europe over the medium to long-term. Concurrently, trends such as deglobalization, decarbonization, and digitization are creating additional investment needs for greenfield infrastructure developments, such as data centers. Furthermore, the demand for private capital investment in infrastructure is expected to rise due to the scarcity of government funding. Based on Preqin, the infrastructure sector (inclusive of renewable) achieved an IRR of 9.2% from 2017 to 2023 and is forecasted to generate an IRR of 10.9% from 2023 to 2029.

Real Estate

The real estate segment has been impacted by lasting effects of the COVID-19 pandemic resulting in behavioral changes such as lower office attendance, migration from urban to rural areas, and increased online shopping. Such trends reduced the demand for commercial real estate and are expected to prevail over the near-term. In addition, and as observed for other asset strategies, the market for real estate assets was negatively impacted by the high interest rate environment, weighing on valuations and deal activity. This presents opportunities for sophisticated investors with a long-term perspective to acquire high quality-assets. From 2017 to 2023, the real estate sector generated an IRR of 7.0% according to Preqin and is projected to recover in the medium term, with an expected IRR of 9.3% from 2023 to 2029.

Private Credit

Private credit is one of the fastest growing sectors and has outperformed other private market asset strategies in terms of fundraising, AUM growth, and investment performance in 2023. The growth is primarily driven by a shift from traditional bank lending to nonbank entities, as banks retreat from leveraged lending due to regulatory pressures and competition. Furthermore, the risk-return profile is relatively more attractive in the higher interest environment and in times of economic uncertainties whereby investors are attracted by the payment priority of debt holders over equity holders. Going forward, the asset strategy is expected to see significant growth as GPs are extending their lending activities into asset-based lending, consumer credit, equipment leasing and other tangible and intangible asset types, which are currently still mostly financed by banks. According to Preqin, the private credit sector achieved an IRR of 8.1% from 2017 to 2023 and is forecasted to generate a higher IRR of 12.0% from 2023 to 2029.

Summary of Key Industry Value Drivers

Considering the current market conditions and industry dynamics, the primary attributes that allow larger alternative asset managers to capture a greater share of future industry growth are mainly tied to the following distinguishing factors:

▪	Scale Positions Favorably: The ability to leverage scale allows alternative asset managers to effectively engage in future growth, particularly in light of fundraising trends and concentration of LPs to the largest GPs;

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▪	Diversification: A diversified portfolio of fund offerings and strategies enables alternative asset managers to capitalize on sector momentum while limiting exposure to specific asset classes that may be sensitive to certain macroeconomic conditions;

▪	Sector Leadership: Holding a leadership position in certain asset strategies that are favored by the market under certain economic conditions, or seen to have significant tailwinds, often allow for outsized growth relative to peers; and,

▪	Proven Track Record: A history of successful capital deployment in acquiring quality assets and delivering excess returns across various market cycles is essential for establishing credibility, retaining existing LPs, and attracting future investments.

11.0	Financial Overview

BAM ULC

Financial Position

A summary of BAM ULC’s audited financial position as at December 31, 2022 and December 31, 2023, as well as the unaudited financial position as at June 30, 2024 are presented in the table below.

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Based on our review of BAM ULC’s financial position, we noted the following:

▪	Non-cash net working capital was $20 million as at June 30, 2024, and was predominantly comprised of management fees earned but not collected, accrued bonus compensation, performance and cash-settled share-based compensation, and various due to and from affiliates related to cost sharing and related party arrangements.

▪	Cash and cash equivalents decreased from $2.7 billion as at December 31, 2023 to $1.9 billion as at June 30, 2024. The decline was primarily driven by the acquisition of the incremental ownership interest in Oaktree, the timing of settlement of annual bonuses, and an add-on investment in a complementary strategy. The decline was partially offset by the repayment of a bridge facility made to an affiliate, and the reimbursement of fund expenses;

▪	Investments increased from $7.5 billion as at December 31, 2023 to $8.3 billion as at June 30, 2024 and are primarily comprised of BAM ULC’s approximate 15% limited partnership interest in Brookfield Strategic Real Estate Partners III (“BSREP III”), its approximate 73% equity interest in Oaktree, and various other equity interests in investments and accumulated unrealized carried interest in BAM ULC’s funds. The increase in book value over the six-month period was primarily the result of BAM ULC’s acquisition of an incremental ownership interest in Oaktree of approximately 4.5%, and net unrealized carried interest earned on funds, partially offset by a decrease in unrealized carried interest on certain Mature Funds during the period;

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▪	Preferred shares redeemable non-controlling interest was $2.2 billion as at June 30, 2024, which reflects a marginal increase since December 31, 2023. As part of the ULC Spin Off, subsidiaries of BAM ULC issued preferred tracking shares to BN which are entitled to quarterly dividends when declared and redeemable at the option of the issuer (whose board is controlled by BN) and when a redemption triggering event has occurred. As net carried interest generated on Mature Funds is all attributable to BN, this balance primarily represents the accumulated unrealized carried interest, net of carried interest allocation expense and taxes on Mature Funds owing to BN.

▪	Non-controlling interest in BAM ULC increased from $173 million as at December 31, 2023 to $244 million as at June 30, 2024, and reflects the carried interest generated by new funds that is attributable to BN (33.33%).

Historical Results

The table below sets out a summary of BAM ULC’s audited financial results for the twelve-months period ended December 31, 2022 and December 31, 2023, as well as the unaudited financial results for the trailing-twelve-months (“TTM”) period ended June 30, 2024. We note that the below presents non-GAAP financial measures which BAM ULC utilizes to monitor its operations. A full reconciliation of the non-GAAP financial measures to the financial results reported according to U.S. GAAP are part of BAM ULC’s publicly-filed financial statements.

The key non-GAAP industry standard metric for alternative asset managers is fee-related earnings (previously defined as “FRE”), which reflects the net management fees generated by an asset manager on its FBC. FRE is a stable stream of cash flows related to asset management activity, excluding net carried interest. BAM ULC earns fee revenues from base management and advisory fees, net of costs (“Net Management Fees”), as well as contractual incentive distribution rights (“IDRs”) and performance fees from affiliated entities. IDRs are distributions earned from BEP and BIP for exceeding predetermined return hurdles. Performance fees are generated when BAM ULC exceeds predetermined investment returns within BBU and on certain liquid strategy portfolios, and are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold. To determine FRE, direct costs associated with earning those fees such as employee compensation, professional fees, technology costs and other shared services costs are deducted from total fee revenue.

Reported separately from FRE is net carried interest, which reflects the performance-based returns of an alternative asset manager and is generated when an asset manager outperforms a hurdle rate of return for the underlying funds that it manages. Carried interest is a high-risk, high-reward stream of cash flows that is subject to higher degrees of volatility and is generally viewed as riskier than FRE. It is typically paid toward the harvest period of a fund, when investments are being sold and capital has been returned to investors. It may also be subject to claw back provisions until all investments have been realized and minimum investment returns are adequately secured.

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Based on our review of BAM ULC’s financial results, we noted the following:

▪	Total fee revenues grew by 8.2% from $4.0 billion in 2022 to $4.4 billion in 2023. For the TTM period as at June 30, 2024, total fee revenues were $4.5 billion. Around 90% of total fee revenues are earned from base management fees, while IDRs historically reflected approximately 8% to 9% of total fee revenues and the remainder is earned through transaction and advisory fees;

▪	Growth in total fee revenues in 2023 was primarily driven by base management fees (+9.3%) earned from fundraising for BAM ULC’s latest infrastructure, real estate and private equity flagship funds and incremental fees earned from capital deployment across BAM ULC’s opportunistic credit funds. In the first six months of 2024, growth in base management fees was predominantly attributable to incremental fees from BAM ULC’s credit platform and Brookfield Wealth Solutions’ acquisition of the remaining outstanding shares of American Equity Investment Life Holding Company (“AEL”), which resulted in increased FBC for BAM ULC;

▪	IDRs increased in 2023 (+12.8%) as well as the first six months of 2024, driven by an increase in BEP and BIP’s quarterly dividend over the prior period of 5% and 6%, respectively;

▪	The increase in total fee revenues in the first six months of 2024 was partially offset by lower fees from BAM ULC’s public affiliates that were subject to decreases in average market capitalizations and therefore reduced long-term perpetual FBC;

▪	Direct costs increased due to BAM ULC’s expansion of its asset management business and higher equity-based compensation, which resulted in a slight compression of FRE margin at share from 58.0% in 2022 to 56.3% in 2023 and 56.0% for the TTM period as at June 30, 2024;

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▪	FRE is closely correlated to underlying FBC. We note that BAM ULC’s FBC increased from $418 billion as at December 31, 2022, to $457 billion as at December 31, 2023 and to $514 billion as at June 30, 2024. Growth was primarily driven by credit and other investment strategies; and,

▪	As discussed above, net carried interest allocated to BAM ULC has been nominal historically as net carried interest generated by Mature Funds is fully attributable to BN.

Projections

In performing our Formal Valuation, we have utilized the five-year projections prepared by Management as of September 2024, which reflect Management’s most recent outlook for BAM ULC that has been communicated to its investors and the general public as part of its 2024 Investor Day Presentation on September 10, 2024.

We discuss the key assumptions and drivers inherent in the projections below:

FBC

BAM ULC is projecting to grow its FBC from $514 billion in 2024 to $1.1 trillion by 2029, at a CAGR of 16%. The key drivers for FBC growth over the projection period are summarized below:

Fundraising Source

▪	BAM ULC benefits from a diverse range of fundraising sources including, institutional investors, insurance businesses, private wealth businesses, and publicly traded affiliates. These fundraising channels provide a steady source of capital that underpins BAM ULC’s FBC growth over the discrete forecast period.

▪	Institutional investors remain a key growth area for BAM ULC. Specifically, BAM ULC services thirty-nine of the top fifty institutional alternative allocators globally and has dedicated client teams specializing in middle-market institutions, family offices, and third-party insurers. BAM ULC’s extensive relationship with a diverse range of institutional investors coupled with product offerings that span across various asset strategies allow the BAM ULC to capture the increasing demand from limited partners for alternative asset allocations, consistent with our understanding of the industry trends.

▪	Brookfield Wealth Solutions is projected to underwrite $15 billion of new policies on an annual basis which will provide a secure source of capital to BAM ULC with limited incremental fundraising efforts required. Furthermore, BAM ULC offers a suite of products, including private credit vehicles, asset-backed and specialty finance product, designed for third-party insurance companies to support the growing demand for long-duration, high quality assets that support policyholder obligations.

▪	Private wealth represents a relatively new fundraising channel that has been gaining momentum given the increased retail demand for alternative asset exposure. Going forward, Management expects the introduction of tailored products for the private wealth channel will continue to drive significant growth.

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▪	A substantial portion of BAM ULC’s fundraising is supported by its publicly listed affiliates. These affiliates act as perpetual capital vehicles to BAM ULC and provide stable and long-term funding source with limited redemption risks.

▪	As discussed in the Industry Overview, the global alternative asset AUM is projected to grow at a CAGR of 10.0% from 2024 to 2029. Specifically, market leader in the industry historically achieved growth at a multiple of 1.5x to 3.0x to the global industry, with recent trends towards the higher end of the multiple. As such, it appears that BAM ULC’s projected FBC growth at a CAGR of 16% is in line with broader market expectations.

▪	We note however, that while fundraising has been fairly robust, there remains a risk, particularly if alternative assets fall out of favor due to macroeconomic shifts. Any decline or shift in demand for alternative assets could adversely impact the growth trajectory of FBC over the projection period and into perpetuity.

Asset Strategy FBC

▪	Credit FBC is forecasted to grow from $238 billion in 2024 to $590 billion in 2029, or at a CAGR of 20%, which represents the highest growth rate amongst BAM ULC’s five asset strategies. Generally, private credit is expected to be one of the fastest growing alternative asset strategies, driven by an expansion of private lending activities into areas that were historically predominantly served by banks, and opportunities in structured financing, infrastructure debt, and real estate debt markets. BAM ULC’s partnership model with Oaktree provides the scale and capability to deploy large amounts of private credit capital.

▪	Real estate FBC is forecasted to grow from $93 billion in 2024 to approximately $140 billion by 2029, or at a CAGR of 9%, which represents the lowest growth rate amongst BAM ULC’s five asset strategies. As the market for real estate assets experienced softness in recent years, BAM will be able to acquire high-quality assets at attractive valuations, particularly in multifamily housing and office-to-residential conversions, by leveraging its industry knowledge and know-how.

▪	Infrastructure FBC is forecasted to grow from $91 billion in 2024 to $160 billion by 2029, or at a CAGR of 12%. The growth projected for BAM ULC is supported by general market trends for the asset strategy, such as significant private capital requirements for legacy infrastructure in the U.S. and in Europe, as well as for new infrastructure developments globally. BAM ULC owns a leadership position in the market for infrastructure investments, and manages a wide range of high-quality assets in key infrastructure sectors that generate stable and inflation-protected cash flows over the long term. Known for its flagship infrastructure fund, BIF, BAM ULC is perceived to be a sophisticated partner for infrastructure projects and therefore well positioned to further grow its infrastructure FBC.

▪	Renewable FBC is forecasted to grow from $52 billion in 2024 to approximately $110 billion by 2029, or at a CAGR of 16%. The growth is primarily driven by global trends such as decarbonization and energy transition initiatives, electrification and digitization trends, as well as increased demand for low-cost energy solutions. Specifically, corporate off-takers are expected to lead the demand for decarbonization solutions, in which BAM ULC is well-positioned to capitalized on the trend given its demonstrated ability to effectively execute large-scale development projects. We highlight that BAM ULC recently announced its first closing of $10 billion for Brookfield Global Transition Fund II (“BGTF II”) in February 2024, further illustrating investors demand for the asset class.

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▪	Private equity FBC is forecasted to increase from $40 billion to approximately $90 billion, or at a CAGR of 16%. Overall, growth in private equity is expected to be driven by an expected recovery in transaction activity in light of a lower and more favorable interest rate environment. BAM ULC is expecting to attract a continuous inflow of capital from investors to this asset strategy, as it positions itself as a best-in-class global platform known for investments in high-quality businesses that provide essential products and services that are resilient through market cycle. Within its flagship funds, BAM ULC was able to generate oversized returns historically (27% gross IRR over 25 years).

▪	While BAM ULC’s projected growth trajectory is supported for each asset strategy by expected market trends, we note that unexpected changes in the macroeconomic and industry environment could put the achievability of the projections at risk. Further, regulatory delays could dampen the quantum of renewable investments, policy changes may impact the requirement for private capital for infrastructure projects, and, while a lower interest rate environment is viewed to be beneficial for the majority of asset strategies, the attractiveness of private credit solutions might be somewhat reduced.

Overall, we note that the growth pattern projected for FBC is generally aligned with industry expectations as previously discussed. Further, we note that the projected FBC growth from 2024 to 2029 is relatively aligned with historical FBC growth rates observed for BAM ULC. Specifically, the projected CAGR of 16% compares to a realized CAGR of 17% for the period from 2020 to 2024, despite the discussed industry headwinds during that period of time.

FRE

BAM ULC is forecasting stable FRE growth over the projection period, increasing from $2.3 billion in 2024 to $5.0 billion by 2029, at a CAGR of 17%. FRE growth is primarily driven by the projected increase in FBC as discussed previously. Notably, the CAGR for FRE from 2024 to 2029 at 17% is slightly higher than the CAGR for FBC at 16%, over the same period. The above trend is underpinned by BAM ULC’s expectation to expand its FRE margin from 56% in 2024 to 60% by 2029 through economies of scale. Particularly, BAM ULC aims to optimize its operating leverage while growing its management fee stream through fundraising and capital deployment.

Net Carried Interest

BAM ULC is expected to experience significant growth in its net carried interest realized over the projection period, increasing from $10 million in 2024 to $850 billion by 2029, at a CAGR of over 140%. We found the high growth trajectory is reflective of the current structure of BAM ULC, where the business is only allocated 66.67% of net carried interest on New Funds, such that the existing carry position at the Valuation Date is relatively nominal and the realization of the carry needs time to be established.

We understand the key assumptions in Management’s projections for net carried interest over the projection period relate to i) the size; ii) the return profile and asset appreciation rate, based on predetermined target hurdle rates; and iii) the life or exit timeline of the underlying carry eligible funds, grouped by type of strategy. These underlying key assumptions are used as the framework to model the ensuing capital that is deployed, and the net returns that are generated, realized and repatriated to investors or retained by BAM ULC as part of the waterfall mechanics of the distribution structure.

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The growth outlook for net realized carry is supported by BAM ULC’s ability to draw into a continuous stream of fundraising activities, increased liquidity due to expected interest rate cuts and rising capital allocations to alternative assets and the largest alterative asset managers. A critical driver for BAM ULC's future carried interest is the ability to successfully execute on the monetization of investments from its New Funds. As more of these funds enter their distribution phases, BAM ULC will begin to realize carried interest on profitable exits. However, despite the favorable base plan, future carry remains subject to broader market conditions and asset-specific performance, with potential risks if macroeconomic trends shift unexpectedly. Given that BAM ULC is only entitled to net carried interest on New Funds, there may be additional time value risk as New Funds may require a longer time period to exit.

BAM LTD

Financial Position

A summary of BAM LTD’s audited financial position as at December 31, 2022 and December 31, 2023, as well as the unaudited financial position as at June 30, 2024 are presented in the table below.

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Based on our review of BAM LTD’s financial position, we noted the following:

▪	BAM LTD is primarily a holding entity with its most significant asset being its investment in BAM ULC of $3.3 billion as at June 30, 2024, which also includes a $46 million investment in the Class A Preferred Shares of BUSHI;

▪	The remaining assets of $855 million as at June 30, 2024 include cash and cash equivalents, due from affiliates and other assets. Due from affiliates are predominantly receivables related to share and cash-based compensation. Other assets include options to acquire shares of BAM ULC; and

▪	Total liabilities of $925 million as at June 30, 2024 consist of accounts payable and other, and due to affiliates.

Historical Results

The table below sets out a summary of BAM LTD’s audited financial results for the stub period from July 4, 2022 to December 31, 2022 and the twelve-months period ended December 31, 2023, as well as the unaudited financial results for the TTM period ended June 30, 2024.

Based on our review of BAM LTD’s financial results, we noted the following:

▪	BAM LTD is primarily a holding entity with no significant operations other than its share of earnings from its investment in BAM ULC. In the stub period 2022 BAM LTD earned a share of income from BAM ULC of $21 million, which increased to $470 million in 2023. For the first six months of 2024, the share of income from BAM ULC was $240 million; and,

▪	BAM LTD incurs compensation and benefits costs, primarily attributable to executive compensation costs of BAM LTD, and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by BN and BAM ULC through operating recoveries in accordance with the Relationship Agreement and the Asset Management Service Agreement. In the stub period 2022, BAM LTD earned net income of $19 million, which increased to $451 million in 2023. For the first six months of 2024, net income was $226 million.

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12.0	Valuation Analysis

Definition of Value

For the purpose of the Formal Valuation, fair market value (“FMV”) is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

Consistent with MI 61-101, in determining the FMV of the Exchanged Shares, KPMG has not included a downward adjustment to reflect the lack of the liquidity of the Exchanged Shares, the effect of the Arrangement on the Exchanged Shares, or the fact that the Exchanged Shares do not form part of a controlling interest.

Valuation Approach and Methodology

The Formal Valuation is based upon methodologies and assumptions that KPMG considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of FMV of the Exchanged Shares. Based on our understanding of the ongoing nature of BAM ULC and BAM LTD’s operations we have concluded that BAM ULC and BAM LTD should be valued using a going concern assumption.

Overview of Approaches

There are several generally accepted techniques used in determining the going concern value of a business. Such techniques include, amongst others, discounted cash flow (“DCF”) approaches, market approaches, and asset approaches.

Under the DCF approach, FMV is assessed based on the present value of expected cash flow. Specifically, the after-tax free cash flow that a business is expected to generate is projected over a specific projection period. The projected free cash flow, together with the continuing value of the business at the end of the projection period, are discounted using a discount rate, which appropriately accounts for the nature of and the riskiness of realizing the projected cash flows.

Under the market approach, relevant valuation ratios/multiples are derived from transactional pricing information and underlying financial data of the comparable companies selected and precedent transactions identified. The calculated ratios, after appropriate adjustment, are applied to the corresponding financial ratio of the subject company to determine FMV. The value measure, or valuation ratio, is determined by dividing the price of the comparable company/precedent transaction shares by a financial variable (such as earnings, cash flow, earnings before interest, taxes, depreciation and amortization (“EBITDA”) or revenue), as determined from the financial data of the comparable company/transaction.

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Under the adjusted net asset (“ANA”) approach, a FMV analysis is performed for a company’s identified fixed, financial and other assets. The estimated FMV of all the existing and potential liabilities is then subtracted from the aggregate value of the assets to arrive at the FMV of the net assets of the business.

For the purpose of our Valuation, we have prepared the analysis using inputs that are financial in nature, or market-based at dates preceding the Valuation Date. Specifically, market-based inputs were assessed around September 30, 2024, and financial information for BAM ULC and BAM LTD is based on June 30, 2024 financial statements, unless otherwise noted herein.

Selected Approaches (BAM ULC)

We considered the fact that alternative asset managers generate various fee streams with varying degrees of risk, and in some cases hold investment assets that generate investment income. As such, the valuation of an alternative asset manager is comprised of several components of value. As a result, we have applied a sum-of-the-parts (“SOTP”) approach in the valuation of BAM ULC which allows for the separate assessment of each component of value based on the nature and risk profile of the underlying fee stream and/or asset base.

We considered the following three components to the SOTP value of BAM ULC:

1)	FRE – As discussed previously, BAM ULC earns FRE from Net Management Fees, contractual IDRs and performance fees from affiliated entities. Within FRE, we further considered the value associated with its underlying components:

a.	Net Management Fees; and,

b.	IDRs and Performance Fees.

2)	Net Carried Interest – Net Carried Interest reflects the ability of BAM ULC to harvest carry positions generated in future periods based on its target/projected carry realizations. Given the significant difference in the underlying risk profile and timing of Net Carried Interest realizations, the FMV of this component was determined separately from the other more stable fee streams, i.e., FRE.

3)	Other Balance Sheet and Net Asset Value (“NAV”) Adjustments – BAM ULC is asset light, which means it holds limited investments directly in underlying funds, however it does hold other balance sheet positions that are non-core to operations and are incremental to its asset management operations. Examples of NAV adjustments include excess cash, debt, and non-fee generating assets. This component of value is added to the FMV of FRE and Net Carried Interest based on BAM ULC’s underlying balance sheet position, assessed at FMV.

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In determining the FMV of BAM ULC as at the Valuation Date, we considered the following valuation approaches by component of value:

▪	FRE - Net Management Fees

o	We considered the Market approach in determining the FMV of Net Management Fees. We highlight that FRE multiples are commonly used in the valuation of companies operating within the alternative asset management sector, as this metric is often referenced in the valuation of public comparable companies, precedent transactions, and typically form the basis of analyst expectations when setting price targets of such companies. As such, we considered these market-based indicators of value when selecting an FRE multiple for the valuation of BAM ULC.

o	We also considered a DCF approach given the forecasted growth profile and the availability of detailed financial projections of the Net Management Fees.

▪	FRE - IDRs and Performance Fees

o	We considered a DCF approach given the forecasted growth profile and the availability of detailed financial projections of the IDR and Performance Fees. Furthermore, given the unique partnership structure and profit-sharing arrangements, there are limited comparable market metrics available that would result in a meaningful comparison in the context of the Market Approach. Given the differences in the underlying nature and risk/return profile of the various fee streams, we have performed a separate DCF analysis to capture the unique growth and risk profile of IDRs and Performance Fees.

▪	Net Carried Interest

o	We considered a DCF approach given the availability of detailed projections as provided by Management, and in consideration that earnings from realized Net Carried Interest is volatile and carries increased risk. Furthermore, there is significant growth within the inherent projections of Net Carried Interest due to limited realizations in the near-term resulting from the structure of the ULC Spin Off which limits BAM ULC’s carried interest eligibility to 66.67% of carry from New Funds created post-ULC Spin Off.

▪	Balance Sheet NAV Adjustments

o	We considered the balance sheet for other assets and liabilities that were otherwise not required for the core asset management operations, or were excluded from the value of FRE and Net Carried Interest. This component of value captures any cash, debt, debt-like items, and other assets / liabilities at FMV.

The sum of the FMV of FRE and Net Carried Interest represents the overall Asset Manager Enterprise Value (“EV”) of BAM ULC.

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To arrive at the en bloc common equity FMV of BAM ULC, we adjusted the Asset Manager EV for the FMV of the Balance Sheet NAV Adjustments, as at the Valuation Date.

Selected Approach (BAM LTD)

BAM LTD is primarily a holding company whose underlying value is largely represented by its investment in BAM ULC, in addition to other less significant balance sheet components. As such, we considered the ANA approach in valuing the BAM LTD Class A Shares, as at the Valuation Date.

BAM ULC - SOTP Valuation Approach

FMV of Net Management Fees – Market Approach

We employed a Market Approach as one of the methods to determine the FMV of the Net Management Fees, as at the Valuation Date. While we considered both the fiscal 2024 (“2024E”) FRE multiples and the fiscal 2025 (“2025E”) FRE multiples, we ultimately utilized the 2024E FRE multiples as the primary approach given the stability of the 2024E metric rooted in-part by actual performance, and visibility to near term FRE growth for the comparable companies.

Specifically, we selected a range of 2024E FRE multiples based on our analysis and review of implied FRE multiples for comparable public companies around the Valuation Date, and further identified implied FRE multiples from precedent transactions. We then applied the selected 2024E FRE multiples to the 2024E FRE metric of BAM ULC as at the Valuation Date to arrive at the FMV of the Net Management Fees under the Market Approach.

Selected FRE Metric

The selected 2024E FRE metric is based on analyst consensus estimates of BAM ULC’s 2024E FRE around the Valuation Date. We observed significant analyst coverage of the key comparable public company peers in the alternative asset management industry, which includes BAM ULC by virtue of analyst coverage of the publicly traded share price of BAM LTD.

We view the analyst consensus estimate approach to estimating the 2024E FRE to be more meaningful than the financial forecast as prepared by Management given analyst consensus is based on publicly available information and reflects market FRE growth expectations in the short to medium term. As a result, this approach increases comparability between public expectations of FRE growth and the implications on valuation between key comparable public company peers.

The benefit of this increased comparability is that our selection of FRE multiples is predicated on analyses of comparable companies’ implied metrics and ratios around the Valuation Date that can be consistently applied to BAM ULC, along with other market data such as transaction multiples which are derived based on publicly available information. As such, we consider the use of analyst FRE estimates for BAM ULC to be on a consistent basis with our selection of FRE multiples to be discussed below.

In determining the selected FRE metric, we reviewed coverage from analysts on BAM ULC around the Valuation Date and derived an average FRE metric for 2024E. We then deducted an estimate of IDR and performance fees (given it is a separate component of value) based on Management’s financial forecast to arrive at an estimated net management fee metric of $2,010 million for 2024E.

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Selected 2024E FRE Multiples

We selected a (combined) 2024E FRE multiple in the range of 27.6x to 31.6x, or 29.6x at midpoint for BAM ULC.

The selected FRE multiple range on a combined basis was corroborated by a market multiples build-up approach for each of the five key asset strategies. On an individual asset strategy basis, we selected 2024E FRE multiples in the range of 21.0x to 40.0x, primarily differentiated by the underlying FBC and FRE growth trends (i.e. credit FRE benefiting from FBC growth tailwinds, justifying a higher FRE multiple within the range outlined, and conversely real estate FRE multiples at the lower end of the range impacted by slower growth expectations), adjusted for considerations such as BAM ULC’s market position, underlying asset quality, industry momentum, and an assessment of the risk to achieving the projected growth.

Our selected 2024E FRE multiples were predicated on the following analyses, which include, but are not limited to, comparable public company analysis, regression analysis, precedent transaction analysis, analyst consensus analysis, and our review of BAM ULC’s operating results and financial forecast as discussed in further detail below.

Comparable Company Analysis

We reviewed the financial and operating data relating to BAM ULC and certain publicly traded companies operating within the alternative asset management industry and selected a set of comparable companies similar to BAM ULC. Although none of these comparable companies are identical to BAM ULC, we are of the view that the implied FRE multiples of these companies are relevant and meaningful indicators of value.

As earlier discussed, BAM ULC is a large, diversified alternative asset manager, which benefits from an asset-light operating structure. Given its limited carried interest income stream, it is primarily a FRE stream business over the near-term which is generally viewed as less risky by the broader market and is commensurate with higher FRE multiples all things being equal. Finally, BAM ULC is a leader in certain key asset strategy verticals that are poised for growth (i.e. credit, infrastructure, and renewables / transition) as expected by industry experts.

As such, we identified several characteristics that are key drivers of value for the purpose of assessing comparability within the comparable company set, including: 1) scale and diversification of the asset management platform; 2) asset-light operating model; 3) FRE-centric; and, 4) asset strategy mix.

The selected comparable public companies (“Comparable Companies”) include the following:

▪	Blackstone Inc.(“Blackstone”)

▪	KKR & Co. Inc. (“KKR”)

▪	Apollo Global Management, Inc. (“Apollo”)

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▪	Ares Management Corporation (“Ares”)

▪	The Carlyle Group Inc. (“Carlyle”)

▪	TPG Inc. (“TPG”)

Below we have summarized our analysis.

▪	Blackstone is highly comparable given its scale (FBC of ~$810 billion), asset-light business model, and diversified asset mix. Specifically, Blackstone is a large publicly traded alternative asset manager and is generally regarded as one of the market leaders in the alternative asset management industry.

▪	KKR is moderately comparable given its similar scale (FBC of ~$490 billion) and diversified asset mix. However, KKR is more asset-heavy and operates an insurance segment in addition to the core asset management business. As such, the additional noise from the blended operating model reduces comparability.

▪	Apollo is somewhat comparable given its asset-heavy business model, smaller scale (FBC of ~$520 billion), non-core asset management exposure, and a primary focus in public credit.

▪	Ares is highly comparable given its asset-light, FRE-centric business model and its market leading position in the private credit segment. Ares has the highest FBC and FRE growth among the Comparable Companies, which is somewhat offset by its smaller scale (FBC of ~$280 billion).

▪	Carlyle is somewhat comparable given its asset-heavy business model, smaller scale (FBC of ~$310 billion), and its primary focus in private equity and credit. We understand the FRE multiple reflects a more challenging period of investment returns and lower projected FBC growth relative to peers.

▪	TPG is moderately comparable given its asset-light business model. However, TPG is smaller in scale (FBC of ~$140 billion), with a focus on private equity.

In calculating the 2024E FRE multiples of the Comparable Companies, certain adjustments to the market capitalization of the Comparable Companies were needed to unwind the impact of non-fee generating investments held on the balance sheet, as well as the estimated value of other business units within the consolidated operations. Specifically, certain Comparable Companies have insurance businesses operating alongside its asset management business which combines other material income streams with FRE. As a result, the value associated with the insurance businesses were removed as an adjustment to market capitalization, to arrive at an estimated implied value of the Asset Manager EV of the Comparable Companies.

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Furthermore, we then deducted a notional value of Net Carried Interest to arrive at the implied value of FRE for each of the Comparable Companies. The adjustment for the value of the Net Carried Interest was determined on a relative basis to the value of FRE per the analysts’ consensus estimate around the Valuation Date.

The FRE metrics of the Comparable Companies is based on the 2024E FRE consensus estimate of our review of analysts’ coverage of the Comparable Companies around the Valuation Date. We highlight this is consistent with the basis of BAM ULC 2024E FRE metrics selected for the Market Approach as discussed previously. As a result, we arrived at the following implied 2024E FRE multiples for the Comparable Companies.

We observed the 2024E FRE multiples to be in the range of 7.4x to 32.7x, or a median of 25.3x, and average of 23.1x.

As outlined above, based on our assessment of comparability, Blackstone and Ares being the most comparable have implied 2024E FRE multiples that are on the higher end of the range. We note the following observations:

▪	Blackstone – We are of the view that the premium observed in Blackstone’s implied FRE multiple relative to the Comparable Companies is driven by the scale of its Asset Management platform and diversification of its asset strategies managed. Furthermore, Blackstone’s asset-light and FRE-centric business model, and market leading position in retail channels are factors that reduce the risk associated with achieving its projected FRE growth. We note that analyst consensus forecast a forward (“FWD”) FRE growth of 19.8% for Blackstone around the Valuation Date.

▪	Ares – We are of the view that the premium observed in Ares’ implied FRE multiple relative to the Comparable Companies is primarily driven by its leading position in private credit, specifically direct lending, which is currently benefiting from significant capital inflows and is expected to generate high FRE growth relative to the Comparable Companies. We note that analyst consensus forecast a FWD FRE growth of 28.3% for Ares around the Valuation Date. Furthermore, Ares is an asset-light and FRE-centric business model which contributes to a premium to FRE multiples observed in its peer group. Offsetting the above positive factors is the lack of significant scale in FBC, and lack of diversification, which is neutral point against Ares in the current market environment given the favorable trends in private credit.

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Relative to the broader Comparable Companies, we view BAM ULC’s asset-light business model, stable and recurring management fees, scale of its platform, and its leadership position in a diversified mix of strategies that benefit from secular tailwinds, to command a premium as compared to the average 2024E FRE multiple of 23.1x observed around the Valuation Date. Furthermore, we would expect a FRE multiple at the high end of the range observed, commensurate with the FRE multiples observed for Blackstone and Ares which are highly comparable.

Regression Analysis

We prepared the following regression analysis whereby we regressed the 2024E FRE multiples implied by the traded share prices of the Comparable Companies and the value implied for BAM ULC (by virtue of BAM LTD’s traded share price) against its respective FWD FRE growth around the Valuation Date. Consistent with the analysis discussed above, we utilized the implied 2024E FRE multiples and FWD FRE growth rates based on 2025E FRE estimates. A summary of the regression analysis is presented in the chart below.

Based on the regression analysis, we observed a relatively strong correlation between FWD FRE growth and the implied 2024E FRE multiple, as indicated by the coefficient of determination of 83.65%. By plotting BAM ULC’s FWD growth of 24.5% into the regression analysis, it implied a 2024E FRE multiple of 29.6x, which we have selected as our multiple for BAM ULC as at the Valuation Date.

While for simplicity our selection of the 2024E FRE multiple can be thought of as point estimate, we recognize that such precision is generally not possible. Accordingly, our selection of multiples for the purpose of the Valuation should be thought of as being in a range around the indicated point estimate. Specifically, we selected a range of plus or minus 2.0x around our midpoint. This range is corroborated by the implied 2024E FRE multiple of Ares of 32.7x, which helps inform the high end of our range as it reflects significant near-term growth of a pure-play private credit asset manager as opposed to BAM ULC which has a more balanced and diversified asset mix.

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Precedent Transaction Multiples Analysis

As a secondary analysis, we conducted a search of precedent transactions involving the acquisition of target companies in the alternative asset management industry over the past four years and noted limited information was available pertaining to implied FRE transaction multiples disclosed.

Based on our review, we observed FRE multiples in the range of 20.0x to 29.0x. Notably, we highlight the acquisition of Global Infrastructure Partners (“GIP”) by BlackRock, Inc.(“Blackrock”) announced in January 2024 and closed in October 2024, which implied a FRE multiple between 25.0x to 29.0x based on Blackrock’s investor presentation. GIP is a leading global infrastructure asset manager and a direct peer of BAM ULC within the Infrastructure asset class. We consider this transaction to be a meaningful indicator of value for a leading alternative asset manager (primarily focused on one asset strategy), as well as increased relevancy due to the recency of the transaction. Given BAM ULC’s scale and diversification across various asset strategies, we are of the view that a premium to the GIP implied FRE multiple is supportable.

Analyst Consensus Multiples

In reviewing analyst coverage of BAM ULC around the Valuation Date, we observed a similar SOTP approach (i.e., sum of the value associated with the FRE, net carried interest, and other balance sheet adjustment components) utilized by analysts to arrive at a target price for BAM LTD. Furthermore, analysts typically perform valuation analysis that is one year out to establish future target prices for the target securities. As such, we found that the FRE multiples referenced in each analyst report would represent an FRE multiple as at the target price date, which would correspond to a current year FRE multiple for purposes of our analysis as at the Valuation Date. Based on our review of the analyst reports, we observed analysts utilized FRE multiples in the range of 20.0x to 27.0x (adjusted for outliers).

Market Approach Conclusion – FMV of Net Management Fees

Based on the foregoing market multiples analysis, we arrived at a FMV of the Net Management Fees in the range of $55.5 billion to $63.5 billion, or $59.5 billion at midpoint.

FMV of Net Management Fees – Income Approach

In addition to the market approach, we applied an income approach, more specifically a DCF methodology in determining the FMV of the Net Management Fees of BAM ULC, as at the Valuation Date.

The DCF approach was applied on an unlevered basis, where expected future cash flow is determined prior to interest expense and related interest tax shields. The projected free cash flow for each fee stream was discounted based on a discount rate that adequately reflects the nature of the subject fee stream and the risk of the underlying future cash flows, i.e., the weighted-average cost of capital (“WACC”). The WACC represents a weighted average of the cost of debt and cost of equity, measured on a market basis.

We utilized the five-year projections prepared by Management and as communicated in its 2024 Investor Day Presentation, which we understand reflects the most recent outlook for the business, as the basis of our valuation analysis. Below we have set out the assumptions used in determining the free cash flow, discount rate, and terminal value utilized in our DCF analysis for the Net Management Fees.

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Free Cash Flow – Net Management Fees

The free cash flow used in the DCF approach represents the level of cash flow that is reasonably expected to be achieved over the projection period, and is determined based on projected Net Management Fees, less cash taxes, capital expenditures (“Capex”) and working capital investments, described further below.

▪	Net Management Fees– Projected Net Management Fees over the forecast period is based on the financial projections prepared by Management and reflects the most current five-year projections. Projected Net Management Fees is based on the growth earlier outlined in FBC, as well as broad FRE growth and margin expansion trends expected for BAM ULC.

▪	Cash Taxes – Cash taxes were derived based on taxable income and the long-term blended income tax rate of 18.4% for BAM ULC. In arriving at the tax rate, we have utilized the tax rate implicit in Management’s projections, which considers the effective tax rates in the jurisdictions where BAM ULC operates. Taxable income for the forecast period is determined based on net fees less any tax depreciation (nominal given asset-light nature of the business).

▪	Capital Expenditures – Given the capital-light nature of the business, future sustaining capital expenditures were assumed to be nil based on very minimal ongoing requirements.

▪	Net Working Capital – the projected change in net working capital over the projection period was based on annual net working capital requirements of 1.3% of Net Management Fees, with the assumption that working capital levels as at the Valuation Date were at normal levels. In general, we note that the change in net working capital levels is nominal and not a material driver of value.

Discount Rate – Net Management Fees

In order to assess the appropriate discount rate to be applied to the unlevered free cash flow for the Net Management Fees component of value, we determined the WACC for the subject fee stream. We determined the WACC to be in the range of 8.2% to 10.4%, or a midpoint of 9.3%. The WACC was derived based on two main components, the cost of equity (“CoE”) and the cost of debt (“CoD”).

In determining the CoE at midpoint of approximately 9.7%, we considered both the Capital Asset Pricing Model (“CAPM”) and the Build Up Approach. We assessed the following in arriving at our selected CoE for the FMV of the Net Management Fees:

▪	Current economic trends and long-term expectations in financial markets;

▪	Observable market inputs to inform on a base rate of return for equity investments;

▪	The industry volatility of performance and returns relative to market fluctuations;

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▪	Our professional experience as it relates to rates of return and risk profiles of alternative asset managers in the industry; and,

▪	The inherent projection risk, specifically in relation to the achievability of the cash flow projections. Key factors that were considered in assessing the reasonability of this range are summarized below:

i.	The Net Management Fees are earned from a stable base of FBC and is generally contractual and predictable in nature given the fund structure / lifecycles for which they relate. As such, investors tend to view the management fee stream as being fairly low risk, associated with low volatility in earnings and typically less susceptible to market fluctuations.

ii.	The majority of Net Management Fees are derived from long-term or perpetual strategies, further providing a consistent, recurring fee base. As noted previously, the projected five-year CAGR for FRE and FBC growth is relatively aligned with the historical CAGR observed for BAM ULC from 2020 to 2024, establishing that the company is able to maintain a stable growth pattern in various market cycles. Furthermore, the projected five-year FBC CAGR is also relatively aligned with the historical alternative AUM CAGR since 2007 at 13% to 17%.

iii.	BAM ULC generates its Net Management Fees from a diverse set of asset strategies, and across geographies. This diversification provides a natural hedge against sector-specific risks and variations in market cycles. As at the Valuation Date, BAM ULC is aligned with several favorable trends that are projected to spur FBC and FRE growth in verticals it has scale such as Infrastructure, Credit, and Renewable Power and Transition.

iv.	BAM ULC is asset light which maximizes operating flexibility and reduces liquidity risks that face the business given limited capital requirements.

v.	A significant portion of BAM ULC's FBC is sourced from Brookfield controlled affiliates, including its publicly-listed partnerships (BEP, BIP, BBU). While the affiliated entities provide a true perpetual source of capital to BAM ULC, this reliance on internal affiliates for its FBC pipeline creates the potential risk of over concentration and reliance on BN and the broader Brookfield group of entities.

vi.	BAM ULC has a long history of delivering strong performance for its investors through disciplined management, high-quality assets, and value creation across various investment cycles. The strength of the Brookfield brand enhances its ability to attract fundraising and deepen relationships with its clients, providing access to diverse capital sources and enabling it to scale efficiently across multiple asset strategies and regions.

vii.	Projection risk is based on BAM ULC’s ability to keep pace with its FBC growth targets which could be negatively influenced by a variety of unpredictable factors, including deteriorating market conditions, increased competition, and changing LP preferences (i.e. insourcing asset management function).

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We determined the pre-tax CoD to be in the order of 5.1% based on an assessment of the long-term A-rated corporate debt yields for U.S.-based issuers. We assumed an optimal capital structure in the range of 5.0% to 10.0% debt-to-total capital given the asset light nature of BAM ULC’s operations.

Based on the aforementioned considerations, the concluded WACC for the Net Management Fees is determined to be in the range of 8.2% to 10.4%, or a midpoint of 9.3%. Our selected discount rate is commensurate with our midpoint WACC of 9.3%.

Terminal Value – Net Management Fees

The terminal value of the Net Management Fees was determined by using the Gordon Growth Model and capitalizing the terminal free cash flow at a rate that reflects the expected future risk and growth potential of this subject fee stream. This rate is based on the selected discount rate less expected future growth.

A terminal growth rate of 4.5% was selected for the Net Management Fees upon consideration of long-term inflationary growth and an element of real growth in connection with long-term industry trends. Specifically, the selected terminal growth rate captures excess real growth over and above the inflationary rate for a period beyond the five-year discrete projection period, until a normalized state is reached in the medium-to-long term.

BAM ULC benefits from consistent and substantial fund inflows, driven by its long-term and perpetual fund backing and also the global expansion of institutional capital, pension funds, and private wealth. Furthermore, we note that the leading alternative asset managers, including BAM ULC, consistently generate higher returns and FRE/FBC growth over the long term, driven by innovative strategies and access to niche markets. BAM ULC’s brand is also synonymous with reliability and consistent returns, which plays a significant role in attracting new inflows and retaining its existing investor base. As such, BAM ULC’s ability to continuously source and effectively deploy capital, and generate returns to repatriate to investors who will then reinvest with the business, creates a cycle that we view to perpetuate long term FBC growth above inflation.

The terminal value is based on projected free cash flow for the terminal period, capitalized in perpetuity at a rate of 4.8% (which equals the discount rate of 9.3%, at midpoint, less the terminal growth rate of 4.5%), resulting in a terminal cash flow multiple of 20.9x.

DCF Approach Conclusion – FMV of Net Management Fees

Based on our procedures and analyses under the DCF approach, we determined the FMV of the Net Management Fees to be in the range of $59.0 billion to $65.2 billion, or $62.1 billion at midpoint, as at the Valuation Date. The FMV range was selected based on a +/- 5% of the midpoint.

FMV of Net Management Fees – Average of Market and Income Approaches

Based on an equal weighting of the Market and Income approach, we determined the FMV of the Net Management Fees to be in the range of $57.3 billion to $64.4 billion, or $60.8 billion at midpoint, as at the Valuation Date.

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FMV of IDRs and Performance Fees – Income Approach

We applied the DCF methodology in determining the FMV of the IDRs and Performance Fees of BAM ULC, as at the Valuation Date.

Similar to the DCF approach for the Net Management Fees, the DCF approach for the IDRs and Performance Fees was applied on an unlevered basis, and the projected free cash flow was discounted based on a discount rate that adequately reflects the nature of the subject fee stream and the risk of the underlying future free cash flows.

We utilized the same five-year projections prepared by Management as communicated in its 2024 Investor Day Presentation. Below we have set out the assumptions used in determining the free cash flow, discount rate, and terminal value utilized in our DCF analysis for the IDR and Performance Fees.

Free Cash Flow – IDRs and Performance Fees

▪	IDRs and Performance Fees – Projected IDRs and Performance Fees over the forecast period is based on the financial projections prepared by Management and reflects the most current five-year projections.

▪	Cash Taxes – Cash taxes were derived based on taxable income and the long-term blended income tax rate of 18.4% for BAM ULC. In arriving at the tax rate, we have utilized the tax rate implicit in Management’s projections, which considers the effective tax rates in the jurisdictions where BAM ULC operates.

▪	Capital Expenditures and Net Working Capital – Capex and changes in net working capital (beyond what is already incurred to generate Net Management Fees) was determined to be nominal.

Discount Rate – IDR and Performance Fees

We selected a discount rate for the IDR and Performance Fees of 8.2%, which represents the low end of the discount rate range determined for the Net Management Fees. In selecting the discount rate we considered the lower growth trajectory observed for the IDRs and Performance Fees relative to the Net Management Fees which we view to reflect a lower degree of projection risk. Moreover, distributions are not subject to claw back, and are paid by publicly listed affiliates BEP and BIP, both of which have had a long-standing track record of growing distributions annually within their target range of 5% to 9%, increasing the predictability of future distributions and in our view warranting a lower risk profile.

Terminal Value

The terminal value beyond the discrete projection period for the IDRs and Performance Fees were determined by using the Gordon Growth Model.

The terminal value is based on projected free cash flow for the terminal period, capitalized in perpetuity at a rate of 3.7% (which equals the discount rate of 8.2%, at midpoint, less the terminal growth rate of 4.5%), resulting in a terminal cash flow multiple of 27.0x.

Brookfield Asset Management Ltd.
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October 31, 2024

DCF Approach Conclusion – FMV of IDRs and Performance Fees

Based on our procedures and analyses under the DCF approach, we determined the FMV of the IDR and Performance Fees to be in the range of $11.3 billion to $12.5 billion, or $11.9 billion at midpoint, as at the Valuation Date. The FMV range was selected based on a +/- 5% of the midpoint.

FMV of Total FRE

Based on the aggregate of the Net Management Fees and the IDRs and Performance Fees, we determined the FMV of the FRE to be in the range of $68.6 billion to $76.9 billion, or $72.7 billion at midpoint.

FMV of Net Carried Interest

We applied the DCF methodology in determining the FMV of the Net Carried Interest of BAM ULC, given the availability of detailed projections as provided by Management, and in consideration of the significant growth within the inherent projections of Net Carried Interest due to limited realizations in the near-term stemming from the structure of the ULC Spin Off which limited BAM ULC’s carried interest eligibility to 66.67% of carry from New Funds created post-ULC Spin Off. As a result, the FMV of Net Carried Interest is more future oriented and reflects the platform value associated with the ability to generate future Net Carried Interest from a relatively newly formed carry-eligible capital base. That being said, BAM ULC has a proven track record of generating net carried interest on the funds it manages, as evidenced by the earnings stream contractually entitled to BN on legacy funds.

The DCF approach for the Net Realized Carried Interest was applied on an unlevered basis and the projected free cash flow is discounted using an appropriate discount rate, which was benchmarked against the discount rates selected for the FRE components of value (i.e., Net Management Fees and, IDRs and Performance Fees).

We utilized the five year projections prepared by Management as the basis of our valuation analysis. Below we have set out the assumptions used in determining the free cash flow, discount rate, and terminal value utilized in our DCF analysis in determining the FMV of the Net Carried Interest.

Free Cash Flow – Net Carried Interest

▪	Net Carried Interest – Projected realized net carried interest at BAM ULC’s share over the forecast period is based on the financial projections prepared by Management as at September 2024.

▪	Cash Taxes – Cash taxes were determined based on taxable income and the long-term income tax rate of 18.4% for BAM ULC consistent with Management’s projections.

▪	Capital Expenditures and Net Working Capital – Capex and changes in net working capital (beyond what is already incurred to generate FRE) was determined to be nominal.

Brookfield Asset Management Ltd.
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October 31, 2024

Discount Rate – Net Carried Interest

We selected a discount rate for the Net Carried Interest in the order of 16.0%, based on an assessment of the underlying risk profile of the projected net carried interested relative to the risk profile of the various fee streams.

For asset managers in general, net carried interest reflects future performance related value that has yet to be realized, which is often linked to the ability of the asset manager to achieve target returns, which may be influenced by various external factors and market conditions. As a result, this earnings stream is subject to higher degrees of volatility and carries a higher risk profile. Risk is further increased by the fact that Net Carried Interest realization is typically harvested at the fund’s exit or end date, thereby increasing the risk associated with the timing of the projected cash flows. Furthermore, carried interest income may be subject to claw back.

Accordingly, we are of the view that a discount rate applied to the Net Carried Interest should warrant a risk premium over and above that of the discount rate applied to the Net Management Fees, and IDRs and Performance Fees, given the other fee streams are largely comprised of predictable, established and recurring fees and/or exhibit a more stable and lower growth over the projection period.

Terminal Value – Net Carried Interest

The terminal value beyond the discrete projection period for the Net Carried Interest was determined by using the Gordon Growth Model.

A terminal growth rate of 6.0% was selected for the Net Carried Interest upon consideration of inflationary growth, and real growth in connection with long-term industry trends. Specifically, the selected terminal growth rate captures excess real growth over and above an inflationary rate beyond the five-year discrete projection period. A higher terminal growth rate would be required to reflect the substantial generation and realization of the net carried interest beyond the projection period once the earnings stream has been established on New Funds that reflect the new vintages of legacy flagship funds.

The terminal value is based on projected free cash flow for the terminal period, capitalized in perpetuity at a rate of 10.0%(which equals the discount rate of 16.0%, at midpoint, less the terminal growth rate of 6.0%), resulting in a terminal cash flow multiple of 10.0x.

DCF Approach Conclusion – FMV of Net Carried Interest

Based on our procedures and analyses under the DCF approach, we determined the FMV of the Net Carried Interest to be in the range of $4.2 billion to $4.6 billion, or $4.4 billion at midpoint, as at the Valuation Date. The FMV range was selected based on a +/- 5% of the midpoint.

We note that our concluded FMV of Net Carried Interest implies 5.7% of the total Asset Manager EV based on the FMV of FRE. We note that the implied composition is on the lower end of the range of Net Carried Interest Value as a percentage of total Asset Manager EV of the public comparable companies, which we view to be reasonable given the realization of net carried interest on BAM ULC’s New Funds is still in its infancy and will need to be established over a longer period of time.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

Asset Manager EV Conclusion

Based on the sum of the FMV of the FRE and the Net Carried Interest, we determined the FMV of the Asset Manager EV to be $72.8 billion to $81.5 billion, or $77.1 billion at midpoint, as at the Valuation Date.

Balance Sheet NAV Adjustments

We further adjusted the Asset Manager EV by adding the FMV of $3.0 billion in net balance sheet positions that are non-core to operations and/or are incremental to the asset management operations of BAM ULC, as at the Valuation Date. We have assumed that the financial position of BAM ULC as at June 30, 2024 (most recent publicly available financial information available for BAM ULC) reasonably approximates the financial position as at the Valuation Date, unless otherwise noted.

The adjustment was primarily comprised of: a) excess cash as at June 30, 2024 less cash used to fund new acquisitions closed post June 30, 2024 that are reflected in the Asset Manager EV; b) the FMV of non-fee generating investments/NAV positions that are not otherwise reflected in the Asset Manager EV; c) FMV of tax assets relating to net operating losses; and, d) preferred equity liabilities which are debt-like instruments.

SOTP Conclusion – BAM ULC Equity Value

Based on the scope of our review and subject to the assumptions, restrictions and limitations noted herein, we have determined the en bloc Equity Value of BAM ULC to be in the range of $75.8 billion to $84.5 billion, or $80.1 billion at midpoint, under the SOTP approach, as at the Valuation Date. Based on the total BAM ULC Common Shares outstanding of 1,635.4 million, our FMV range equates to a per share value of $46.35 to $51.67, or $48.98 at midpoint.

The conclusions under each component of value under our SOTP approach is further outlined below:

Brookfield Asset Management Ltd.
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October 31, 2024

BAM ULC – Implied Trading Price Comparison

We understand that as at the Valuation Date, shares of BAM LTD traded on the New York Stock Exchange (“NYSE”) under the ticker BAM. As mentioned earlier, BAM LTD’s cash flows are predominately sourced from its underlying ownership of 26.7% of BAM ULC. Given that the market capitalization of BAM LTD reflects the collective market perception of its assets and operations (most notably, its ownership of BAM ULC), we view the share price of BAM LTD and our ability to imply the value of BAM ULC as an additional indicator of value which can be used to corroborate our independently determined range of FMV for BAM ULC. A such, we benchmarked our valuation conclusions from our primary approaches to the implied value from the BAM LTD share price as a supplementary reasonability assessment.

Assessment of Reliability of BAM LTD Share Price

In conducting the aforementioned benchmarking analysis, we first considered if BAM LTD’s share price represents a reliable market indicator of value. For the share price to be reliable, we note that an assessment of liquidity is critical as a liquid market ensures that the price reflects true market demand and supply, minimizing the risk of distortions that may be caused by infrequent or low-volume trading. As a reference for criteria which indicate sufficient liquidity in an equity market, we referred to the guidance in MI 61-101, which states that a liquid market in a class of securities exists at a particular time only if certain tests surrounding market value, trading volume, and free float are met. An overview of these factors, along with other common indicators of share price reliability, is shown below:

M1 61-101 “Liquid Market” Factors

1.	During the period of 12 months before the date the transaction is agreed to…

a)	The number of outstanding securities of the class was at all times at least 5 million (excluding securities beneficially owned / related-party shares / not freely traded shares);

b)	the aggregate trading volume of the class of securities on the published market on which the class was principally traded was at least 1,000,000 securities;

c)	there were at least 1,000 trades in securities of the class on the published market on which the class was principally traded; and

d)	the aggregate value of the trades in securities of the class on the published market on which the class was principally traded was at least $15,000,000.

2.	The market value of the class of securities on the published market on which the class was principally traded for the month prior to the month of the transaction date (based on end of month outstanding shares and average share price during the month) was at least $75,000,000 for the calendar month preceding the calendar month in which the transaction is agreed to.

Based on our analysis (with all related data being obtained from Bloomberg LP), we note that the shares of BAM LTD satisfies all of the M1 61-101 liquidity criteria mentioned above.

Brookfield Asset Management Ltd.
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October 31, 2024

Other Factors Considered

1.	Frequency of trades: In addition to the aggregate trading volume, we also considered the median daily trading volume for the 12-month period preceding the Valuation Date, which was calculated as 1.1 million shares. We find this to be indicative that the shares of BAM LTD has a high level of market participation, in turn leading to the share price to be more reflective of current market conditions and informed investor sentiment.

2.	Bid-ask spread: We assessed the average bid-ask spread of BAM LTD over the 12-months preceding the Valuation Date, which was determined to be $0.01, or 0.04% (calculated as dollar spread / mid-price). The narrow or tight bid-ask spread of BAM LTD indicates a minimal difference between the price demanded by sellers, and the prices buyers are willing to pay. This implies a strong market consensus and efficient pricing, further evidencing a high level of liquidity of the entity’s shares.

3.	Reactivity of share price: Lastly, we considered if the share price of BAM LTD is reactive to public news and changing market sentiments through an assessment of historic price swings. As illustrated in the graph below, the share price quickly reacts to various forms of company news, thereby indicating a high sensitivity to market information. This reactivity demonstrates that the market efficiently processes new data, adjusting the share price accordingly.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

Conclusion on Share Price Reliability

Pursuant to our assessment of the factors considered above, we consider the share price of BAM LTD to be trading in a liquid, efficient market, and thus appropriate for use for the purposes of our reasonability assessment.

Implied Trading Price Comparison

We implied the market capitalization of BAM LTD based on the diluted total shares outstanding and the traded share price as at the Valuation Date. We then adjusted the market capitalization of BAM LTD for any assets and liabilities held at the BAM LTD level that are unrelated to the assets and operations (and therefore value) of BAM ULC and have subsequently grossed up that value based on BAM LTD’s 26.7% interest to arrive at an implied value for the en bloc equity of BAM ULC.

We compared the resulting value to the concluded en bloc FMV of equity of BAM ULC determined under the Income and Market approaches and noted that the BAM ULC value implied from the traded share price of BAM LTD is within the ranges concluded for both approaches, and is in line with our overall concluded Valuation Range (~3% away from our midpoint), therefore corroborating our overall Valuation Conclusion. A summary of this assessment is shown below:

BAM LTD – Adjusted Net Asset Approach

Overview

As mentioned previously, BAM LTD is primarily a holding company whose underlying value is largely represented by its investment in BAM ULC, in addition to other less significant balance sheet components. As such, we considered the ANA approach to be the most appropriate method to use in valuing the BAM LTD Class A Shares, as at the Valuation Date.

Brookfield Asset Management Ltd.
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October 31, 2024

Adjusted Net Asset

We have conducted the ANA approach on the premise that the financial position of BAM LTD as at June 30, 2024 reasonably approximates the financial position as at the Valuation Date, unless otherwise noted. We assumed that the net book value of the assets and liabilities of BAM LTD approximates to the FMV as at the Valuation Date, with the following exceptions:

i.	FMV of its 26.7% interest in the BAM ULC Common Shares (refer to the FMV of the en bloc Common Shares Equity Value as referenced in our Formal Valuation above), determined to be in the range of $20.2 billion to $22.6 billion, or $21.4 billion at midpoint; and,

ii.	Certain due to / from affiliates, as well as other assets were adjusted to FMV due to intercompany eliminations resulting in a total reduction to net assets of $140 million.

Excluding the FMV of BAM LTD’s equity interest in BAM ULC, the remaining items on the balance sheet of BAM LTD result in net liability position with a FMV of $160 million.

Based on the scope of our review and subject to the assumptions, restrictions and limitations noted herein, we have determined the en bloc Equity Value of BAM LTD to be in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint, under the ANA Approach, as at the Valuation Date.

Diluted Share Count

In assessing the FMV of BAM LTD Class A Shares on a per share basis, we have considered the total diluted share count reflecting the impact of options that have been issued to BAM LTD employees, are the sole liability of BAM LTD, and are expected to be settled through the issuance of BAM LTD Class A Shares.

The quantum of the diluted share count adjustment is a function of the settlement value of the options as at the Valuation Date, divided by the FMV share price of the BAM LTD Class A Shares, which derives the expected number of shares required to settle the option liability. Given the settlement of the option liability is expected to be completed through share issuances by BAM LTD (as opposed to cash settled), the share count is increased from the total base of 421.0 million, as earlier described, to reflect its dilutive impact to the existing BAM LTD Class A Shares.

Due to the fact that we have concluded on the FMV of the Equity of BAM LTD as a range of values, the number of shares added to the diluted share count will vary dependent on the underlying FMV share price. Such is the interrelationship between the FMV share price, the option settlement value, and expected number of shares required to settle the option liability. As such, we have estimated the diluted share count based on our range of values accordingly.

Brookfield Asset Management Ltd.
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October 31, 2024

BAM LTD Conclusion

As noted previously, BAM LTD’s share capital consisted of mostly BAM LTD Class A Shares and a nominal amount of BAM LTD Class B Shares, as at the Valuation Date. We further understand that BAM LTD Class B Shares have the same distribution rights as the BAM LTD Class A Shares. As such, we have allocated the concluded en bloc Equity Value of BAM LTD to the BAM LTD Class A Shares based on its proportionate share relative to total shares outstanding, inclusive of BAM LTD Class B Shares.

Based on the scope of our review and subject to the assumptions, restrictions and limitations noted herein, we have determined the FMV of the BAM LTD Class A Shares to be in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint, as at the Valuation Date. Based on a total diluted share count in the range of 432.2 million to 433.7 million, or 433.0 million at midpoint, the FMV range equates to a per share value of $46.43 to $51.63, or $49.01 at midpoint.

13.0	Valuation Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted herein, KPMG is of the opinion that the FMV of the BAM ULC Common Shares is in the range of $75.8 billion to $84.5 billion, or $80.1 billion at midpoint (or $46.35 to $51.67, or $48.98 at midpoint on a per share basis), as at the Valuation Date, and that the FMV of the BAM LTD Class A Shares is in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint (or $46.43 to $51.63, or $49.01 at midpoint on a per share basis), as at the Valuation Date.

14.0	Fairness Opinion

Executive Summary

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted herein, KPMG is of the opinion that the Arrangement is fair, from a financial point of view, to holders of the BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101). As at the Valuation Date and using the midpoint of our FMV conclusions on a per share basis for both BAM ULC and BAM LTD, there is a de minimis FMV exchange differential of $10M which is 0.017% of the implied Arrangement value. Based on the FMV range, BN should receive between 0.9998 (low) and 1.0002 (high) shares of BAM LTD for each BAM ULC share exchanged pursuant to the Arrangement.

Factors Considered

In considering the fairness of the Arrangement, from a financial point of view, to the holders of BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101), we principally considered and relied upon the following:

A)	A comparison between the FMV of the Subject Shares received by BAM LTD to the FMV of the Consideration given up by BAM LTD as determined in our Formal Valuation;

B)	An analysis of the sensitivity between the FMV of the Exchanged Shares and any benefit or loss conferred to the Minority Shareholders arising from the Arrangement; and,

C)	A consideration of other financial factors arising from the execution of the Arrangement.

Brookfield Asset Management Ltd.
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October 31, 2024

A. Comparing the Subject Shares to the Consideration

Overview

The Arrangement, as described herein, assumes a 1:1 exchange of shares, whereby for every share of BAM ULC that BN (and its subsidiaries) transfers to BAM LTD, BN (and its subsidiaries) will receive an equal number of BAM LTD Class A Shares in return. Given the exchange constitutes a fixed and equal quantity of shares, the value per share of the Subject Shares as compared to the value per share of the Consideration will dictate any financial benefit or loss for the Minority Shareholders multiplied by the number of shares exchanged. Specifically, BN and its subsidiaries intend to exchange approximately 1,194.0 million BAM ULC Common Shares to BAM LTD and in return, BAM LTD will issue approximately 1,194.0 million BAM LTD Class A Shares to BN and its subsidiaries.

As discussed previously, BAM LTD is a holding company that does not have its own operations, with its primary asset being its investment in BAM ULC. As such, any differences in value per share between the Subject Shares and the Consideration would be attributed to two factors: (1) net assets (liabilities) specific to BAM LTD and distinct from BAM ULC, and (2) differences in the number of shares outstanding between BAM LTD and its ownership in BAM ULC, which we understand arose due to the granting of share-based compensation awards to certain employees and directors of BAM LTD, which contain certain service or performance requirements related to the asset management business, in line with the long-standing culture of the business of alignment with its shareholders. In the absence of these differences, we would expect the value per share of the Subject Shares to otherwise be identical to the Consideration.

Calculating Differences

1.	Net assets (liabilities) specific to BAM LTD

We observed from BAM LTD’s financial statements that it has a net liability position of approximately $160 million that are not related to its ownership in BAM ULC, which consists of the following:

a)	Other investments – BAM LTD owns Class A Preferred Shares of BUSHI;

b)	Other net assets (liabilities) – BAM LTD has a net payable balance that is not related to the operations of BAM ULC.

2.	Difference in share count

The total number of BAM LTD Class A Shares outstanding (after adjusting for the settlement of share options as previously discussed) is approximately 433.0 million at midpoint, compared to its holdings in BAM ULC, which is approximately 436.5 million shares. In assessing this exchange, we have calculated the following:

Value of BAM LTD Class A Shares pre-Arrangement

In our Formal Valuation, we have calculated a FMV per share for BAM LTD pre-Arrangement to be in the range of $46.43 to $51.63, implying a total value of $20,070 million to $22,390 million, based on a total diluted share count range of 432.2 million shares to 433.7 million shares.

Value of the Subject Shares

In our Formal Valuation, we have determined the FMV per share for BAM ULC to be between $46.35 and $51.67, which translates to a total value of approximately $55,342 million to $61,694 million, based on the transfer of approximately 1,194.0 million shares from BN to BAM LTD.

Value of BAM LTD Class A Shares post-Arrangement

We have calculated the total FMV of BAM LTD post-Arrangement to be between $75,412 million and $84,084 million, based on the FMV of BAM LTD pre-Arrangement plus the FMV of the Subject Shares. Additionally, we estimate the total diluted number of BAM LTD Class A Shares post-Arrangement to be in the range of 1,626.3 million to 1,627.7 million, combining the existing pre-Arrangement total diluted share count range with the new BAM LTD shares expected to be issued to BN, totaling approximately 1,194.0 million. Consequently, the FMV per Class A share of BAM LTD post-Arrangement is calculated to be in the range of $46.37 to $51.66.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

Value of the Consideration

Based on a post-Arrangement value per share of $46.37 to $51.66 for the Consideration and the issuance of approximately 1,194.0 million Class A Shares to BN, we have calculated the total FMV of the Consideration given to BN to be between $55,368 million and $61,681 million.

Difference in Value Exchanged

We have determined that the difference in the net value exchanged for the Minority Shareholders would be nominal from the Arrangement (the “Exchange Differential”). This is based on a FMV of $55,342 million to $61,694 million for the Subject Shares as compared to $55,368 million to $61,681 million for the Consideration. Noting that at the high end of our range of values that the Subject Shares received nominally exceeds the Consideration given up, and that on the low end and midpoint values that the Subject Shares received are nominally lower than the Consideration given up.

For illustrative purposes, the following tables demonstrates the value exchanged at our low, high and, midpoint FMV of the Exchanged Shares on a post-Arrangement basis.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

B. Sensitivity of Fair Market Value

We have evaluated the sensitivity of the Exchange Differential by analyzing how changes in the fair market value of the Exchanged Shares impact it. For illustrative purposes, the following table shows the sensitivity of the Exchanged Differential under different scenarios of fair market value.

Based on our sensitivity analysis, we have observed that the Exchange Differential is relatively insensitive to changes in FMV. A shock in FMV to the Consideration by approximately plus or minus $4 billion results in the Exchanged Differential changing by only $20 million to $21 million or $0.04 to $0.05 per share. As a point of reference in assessing the significance of the observed change, the average 12-month intraday trading range for BAM LTD shares is $0.85. Given that the FMV of the Consideration is significantly linked to the FMV of the Subject Shares, the observed sensitivity results are both expected and reasonable.

C. Other financial considerations

In addition to the Exchange Differential calculated above, we have assessed whether there are other potential financial factors, including any net benefits or costs that may accrue to the shareholders of BAM LTD upon the completion of the Arrangement.

As highlighted during the 2024 Investor Day, Brookfield have been actively engaged in various reorganizations aimed at expanding their shareholder base. Strategically, Brookfield spun-off their asset management business to create a pure play asset manager in order to streamline their business, align their interests with clients and expand their investor base.

Following this reorganization, Brookfield expects to establish a more robust platform for accessing both U.S. and global capital markets, and positioning BAM LTD for potential inclusion in various U.S. and global indices.

While we recognize the inherent risks associated with executing this strategy and realizing its anticipated benefits, we believe there is reasonable basis for it to be successful. Consequently, the likelihood of success would not only enhance value for the Minority Shareholders, but to the extent that this initiative is successful we are of the view it could also contribute positively to all the shareholders of BAM LTD post-Arrangement.

There has been no value ascribed to the shares of BAM LTD or BAM ULC with respect to the potential benefits of this strategy.

Brookfield Asset Management Ltd.
Privileged & Confidential
October 31, 2024

15.0	Fairness Opinion Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted herein, KPMG is of the opinion that the Arrangement is fair, from a financial point of view, to holders of the BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101).

Yours very truly,

/s/ KPMG LLP

KPMG LLP